3-15-02

02026524

0-28887

0-28964

3-18-02

As filed with the Securities and Exchange Commission on March 18, 2002

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

RECD S.E.C.

MAR 18 2002

070

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For March 15, 2002

Commission File Number: 0-28964

3DLABS INC., LTD.

(Exact name of registrant as specified in its charter)

Bermuda
(Jurisdiction of incorporation or organization)

Reid Hall
Hamilton HM11, Bermuda
(Address of principal executive offices)

PROCESSED
APR 09 2002
THOMSON
FINANCIAL

Not Applicable
(I.R.S. employer identification number)

Indicate by check whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection Rule 12g3-2(b):
82- N/A

CRGH

Total number of pages included in this filing: 76

Exhibit Index can be located on page 7 of this filing.

3DLABS SIGNS DEFINITIVE AGREEMENT TO BE ACQUIRED BY CREATIVE TECHNOLOGY

Combined Company to Drive for Increased Graphics Market Share; 3Dlabs Will Continue to Sell, Support and Develop Existing Products

Hamilton, Bermuda — March 11, 2002 - 3Dlabs®, Inc. Ltd. (NASDAQ:TDDD), announced today that it has signed a definitive agreement with Creative Technology Ltd. (NASDAQ:CREAF) to be acquired in a stock and cash transaction. Subject to the terms and conditions described below, Creative will purchase 3Dlabs stock at $3.60 per share, with two-thirds being converted to Creative stock and one-third to cash, valuing the company at approximately $170 million.

The companies expect that the combination of 3Dlabs' technology and Creative's manufacturing, financial and distribution resources will enhance the development of 3Dlabs' planned products, which includes an anticipated re-entry into the volume desktop graphics market. Creative, a shareholder of 3Dlabs, has enjoyed a close relationship with 3Dlabs since the company's inception in 1994. The two companies jointly launched the industry's first 3D gaming board in 1995 and enjoyed significant mutual success with the Permedia 2 family of graphics processors. 3Dlabs will continue to supply, support and develop all of its product lines, including Wildcat® and Oxygen®, with no expected disruption in supply to any of its customers. 3Dlabs will also continue to supply and support its chip and IP products to its embedded customers and will carry on its industry-leading standardization activities with OpenGL® 2.0, OpenML™ and embedded OpenGL in the Khronos Group and the Web3D Consortium.

"We see great opportunities to leverage 3Dlabs' high-end professional market leadership into higher volume PC desktop products that satisfy power gamers' insatiable demand for faster graphics," said **Sim Wong Hoo**, Chairman and CEO of Creative. "We have analyzed 3Dlabs' forthcoming products and technology roadmap and we believe that their development of a scalable visual processing architecture with new levels of programmability and flexibility will provide a significant competitive advantage in the graphics space. The technological breakthroughs that 3Dlabs has achieved to date, coupled with the strong market we see for high-performance graphics processors, provide a tremendous growth opportunity for our company."

"We are very excited about the opportunity provided by Creative's worldwide distribution network, huge customer base, world-famous brands, and financial resources to maximize the technology we produce," said **Osman Kent**, Chairman and CEO of 3Dlabs. "Integrating the resources and expertise of these two industry-leading companies can create a truly potent force in the graphics market."

Kent continued, "The timing of this acquisition is fortuitous, as we are close to releasing the most exciting high-performance graphics lineup in our history. We have experienced a difficult financial period during which we continued to devote significant resources to the development of our breakthrough technologies. Creative can provide us the resources and opportunity to expand our leadership position beyond the high end professional graphics market. We can leverage Creative's vast experience at building global brands and market share to take full advantage of the market potential for our upcoming release of an exciting new family of graphics processors for the desktop."

Under the terms of the agreement, unanimously approved by Boards of Directors of both companies, 3Dlabs shareholders will receive $1.20 in cash and Creative ordinary shares with a value of $2.40 (such shares generally to be valued based on the average closing price on NASDAQ for the 10 trading days ending on the fifth trading day prior to the 3Dlabs' shareholder meeting to approve the transaction) for each share of 3Dlabs. Closing of the transaction is subject to the approval of 3Dlabs shareholders, expiration of the U.S. HSR antitrust waiting period and other customary closing conditions.

Conference Call Information

The Company will conduct a conference call at 8:00 AM, Pacific Time, on Monday, March 11th to discuss the acquisition and its year end results. You may access the call in the United States by dialing 1-888-294-1704 or via the Internet at www.3dlabs.com/corporate/investor.htm. International callers may listen to the call by dialing 1-212-993-0201. A replay of the call will be available for 24 hours, one hour after the live call ends and at the 3Dlabs web site. To access the telephone replay from the United States please dial 1-800-558-5253, with passcode 20430963. International callers please dial 1-416-626-4100, with passcode 20430963.

About Creative

Creative (NASDAQ: CREAF) is the worldwide leader in digital entertainment products for the personal computer and the Internet. Famous for its Sound Blaster® and for launching the multimedia revolution, Creative is now driving digital entertainment on the PC platform with products like its highly acclaimed NOMAD® Jukebox. Creative's innovative hardware, proprietary technology, applications and services leverage the Internet, enabling consumers to experience high-quality digital entertainment -- anytime, anywhere.

About 3Dlabs

3Dlabs is a market-leading graphics vendor, supplying graphics accelerator solutions for professionals in Computer Aided Design (CAD), Digital Content Creation (DCC) and visual simulation markets. Its award-winning Oxygen and Wildcat graphics are available in the industry's top OEM workstations, through an international distributor/reseller network, and directly to end-users at 3Dlabs' online store.

Forward Looking Statements

Various matters set forth in this press release, such as statements relating to Creative's ability to successfully exploit the technological and market position of 3Dlabs; 3Dlabs' expansion into the mainstream desktop graphics market; Creative's ability to integrate 3Dlabs into Creative's operations; Creative's ability to deploy 3Dlabs' personnel and technologies on Creative's' products; the future competitiveness and OEM or end-user acceptance of 3Dlabs' products are forward looking statements. These statements are subject to risks and uncertainties, including without limitation, the ability and willingness of the 3Dlabs' manufacturing partners to produce products in a timely and cost-effective manner and in sufficient quantities; the ability of the 3Dlabs to obtain and keep design wins for these products; the ability of the 3Dlabs' products to adequately meet the price/performance requirements of its customers; the success of 3Dlabs' customers in achieving sustained demand for systems incorporating the 3Dlabs' current and future products; the impact and pricing of competitive products; the impact of the acquisition on the 3Dlabs' business; the introduction of alternative technological advances and other risks detailed from time-to-time in 3Dlabs' SEC reports.

3Dlabs, Oxygen, Wildcat and Permedia are trademarks or registered trademarks of 3Dlabs Ltd., 3Dlabs Inc. Ltd., or 3Dlabs Inc. in the United States and/or other countries. OpenGL is a registered trademark of SGI Inc. Sound Blaster and Nomad are trademarks of Creative Technologies Ltd. All other trademarks are acknowledged and recognized.

Investor Relations Contacts
Osman Kent
President and CEO
+1 408-530-4787
osman.kent@3dlabs.com

Hildy Shandell
Executive Vice President and CFO
+1 408-530-4718
hildy.shandell@3dlabs.com

Lillian Armstrong
Lippert/Heilshorn & assoc.
+1 415-433-3777
lillian@lhai-sf.com

Media Relations Contact:
Kimberley Stowe
Sr. PR Manager
+1 408-530-4784
kims@3dlabs.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

3DLABS INC., LTD.

By: /s/ Hildy Shandell
Hildy Shandell
Chief Financial Officer

Dated: March 15, 2002

Exhibit Index

Exhibit	Description	Page No.
2.1	Scheme Agreement between Creative Technology Ltd. and 3Dlabs Inc., Ltd., dated as of March 9, 2002	8

Exhibit 2.1
Scheme Agreement

EXECUTION COPY

SCHEME AGREEMENT

between

CREATIVE TECHNOLOGY LTD.

and

3DLABS INC., LTD.

Dated as of March 9, 2002

TABLE OF CONTENTS

TABLE OF CONTENTS
(continued)

Page

TABLE OF CONTENTS
(continued)

Page

SCHEME AGREEMENT

This SCHEME AGREEMENT (this "Agreement") is entered into as of March 9, 2002 between Creative Technology Ltd., a company incorporated under the laws of Singapore ("Parent"), and 3Dlabs Inc., Ltd., an exempted company incorporated under the laws of Bermuda (the "Company").

RECITALS

WHEREAS, this Agreement provides for a scheme of arrangement between the Company and its shareholders (the "Scheme") whereby each issued and outstanding common share, par value $0.01 per share, of the Company (each, a "Company Common Share"), other than Company Common Shares owned by Parent or any of its direct or indirect subsidiaries, will be exchanged for the right to receive the Scheme Consideration (as defined in Section 1.08(b)), upon the terms and subject to the conditions set forth herein;

WHEREAS, upon consummation of the Scheme, the Company will be a direct or indirect wholly-owned subsidiary of Parent;

WHEREAS, the respective boards of directors of Parent and the Company have each determined that the Scheme and the other transactions contemplated hereby are consistent with, and in furtherance of, their respective business strategies and goals and are in the best interests of their respective shareholders; and

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent's willingness to enter into this Agreement, certain shareholders of the Company have entered into a voting agreement with Parent in the form attached hereto as Exhibit A (each, a "Voting Agreement"), and an affiliate agreement with Parent in the form attached hereto as Exhibit B (each, an "Affiliate Agreement");

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the parties hereby agree as follows:

ARTICLE I.
THE SCHEME

SECTION 1.01. The Scheme. At the Effective Time, subject to the Supreme Court of Bermuda (the "Court") exercising its discretion and sanctioning the Scheme pursuant to Section 99 of the Companies Act 1981 of Bermuda, as amended (the "Companies Act"), and making such facilitating orders as are appropriate pursuant to Section 101 of the Companies Act, and upon the terms and subject to the conditions set forth herein, all Company Common Shares issued and outstanding (other than Company Common Shares held by Parent or any of its direct or indirect subsidiaries) shall be exchanged for the right to receive the Scheme Consideration.

SECTION 1.02. Application to the Court.

(a) As promptly as practicable after the date hereof, the Company shall, in accordance with applicable Bermuda law, (i) cause an application to be made to the Court pursuant to Section 99(1) of the Companies Act requesting the Court to summon such class meetings of members of the Company as the Court may direct, (ii) give notice of, convene and hold such class meetings to obtain the approval of the Scheme as may be required under Section 99(2) of the Companies Act and (iii) subject to obtaining such approvals, cause a petition to be presented to the Court seeking the sanctioning of the Scheme pursuant to Section 99 of the Companies Act and file such other documents as may be required to be duly filed with the Court to effect such Scheme. The Company shall instruct counsel to appear on its behalf at the hearing of the petition to sanction the Scheme and to undertake to the Court to be bound thereby. As promptly as practicable after the date hereof, the Company shall seek the Court's guidance with respect to the manner and type of shareholder votes that might be required for the Court to sanction the Scheme.

(b) When implementing the Scheme, complying with all procedures directed by the Court and conducting all hearings before the Court, the Company shall take all steps necessary to preserve the availability of the exemption from registration under the Securities Act provided by Section 3(a)(10) thereof, including: (i) conducting a hearing on the fairness of the Scheme to the shareholders of the Company; (ii) advising the Court before the hearing on the fairness of the Scheme that, if the terms and conditions of the Scheme are approved, the Court's sanctioning of the Scheme will constitute the basis for the Parent Ordinary Shares offered pursuant to the Scheme to be issued without registration under the Securities Act in reliance on the exemption from registration provided by Section 3(a)(10) thereof; and (iii) providing adequate notice of the hearing and an opportunity to attend the hearing and be heard to all persons to whom the Parent Ordinary Shares are proposed to be issued pursuant to the Scheme. The Company shall use its commercially reasonable best efforts to cause all required Court hearings to be held, and shall make all applicable submissions, as promptly as practicable after the date hereof, and shall consult with and keep Parent informed of, and shall cooperate with Parent's reasonable requests with respect to, such matters.

(c) As promptly as practicable after the date hereof, the Company shall take all such actions as may be necessary to amend the Company Charter Documents (as defined in Section 2.02 below) to provide that all Company Common Shares issued after the Effective Time shall be exchanged mandatorily for the Scheme Consideration as provided in this Article I (the "Charter Amendment").

SECTION 1.03. Closing; Effective Time. Upon receipt of an order from the Court sanctioning the Scheme and subject to the satisfaction or, to the extent permissible, waiver of the conditions hereunder, the order sanctioning the Scheme shall be duly filed with the Registrar of Companies of Bermuda. The Scheme shall become effective upon the filing of the order of the Court with respect to the Scheme with the Registrar of Companies of Bermuda (the time of such filing, the "Effective Time"). Immediately following such filing, a closing (the "Closing") shall take place at a time and on a date to be specified by the parties hereto, which shall be as soon as practicable following, and in any event no later than the second (2nd) business day after, satisfaction or waiver of the conditions set forth in Article VI, unless another time or date is agreed to in writing by the parties hereto. The Closing shall be held at the offices of Morrison & Foerster LLP, 755 Page Mill Road, Palo Alto, California 94304, unless another place is agreed to in writing by the parties hereto.

SECTION 1.04. Effects of the Scheme. As of the Effective Time, the Company shall be a wholly-owned subsidiary of Parent and the holders of Company Common Shares (other than Parent) shall only have the right to receive the Scheme Consideration as set forth in Section 1.07 hereof.

SECTION 1.05. Memorandum of Association and Bye-laws. The memorandum of association of the Company in effect at the Effective Time shall continue to be the memorandum of association of the Company, until thereafter changed or amended as provided therein or by applicable law. The bye-laws of the Company in effect at the Effective Time shall continue to be the bye-laws of the Company, until thereafter changed or amended as provided therein or by applicable law.

SECTION 1.06. Directors and Officers. The parties hereto shall procure that, at or immediately prior to the Closing, the directors and officers of the Company shall be the individuals designated by Parent, until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Companies Act and the bye-laws of the Company.

SECTION 1.07. Treatment of Company Securities. At the Effective Time, by virtue of the Scheme and without any action on the part of the holders of any of the Company Common Shares or any other person:

(a) Parent Shares. Notwithstanding anything herein to the contrary, any Company Common Shares owned by Parent or any of its direct or indirect subsidiaries shall not be affected by the Scheme and shall remain issued and outstanding after the Effective Time.

(b) Conversion of Securities. Subject to Section 1.07(f), each Company Common Share issued and outstanding immediately prior to the Effective Time (other than Company Common Shares owned by Parent or any of its direct or indirect subsidiaries) shall be exchanged for the right to receive (i) the Per Share Cash Consideration plus (ii) that number of Parent Ordinary Shares equal to the quotient (such quotient, as may be adjusted pursuant to Section 1.07(e), the "Exchange Ratio") of (A) the Per Share Stock Consideration, divided by (B) the average closing sale price for one Parent Ordinary Share on the Nasdaq National Market measured over the ten (10) trading days ending on (and including) the day that is the fifth (5th) trading day prior to the Company Shareholders Meeting (the "Parent Closing Share Price"), provided, that, if the total number of Parent Ordinary Shares otherwise issuable pursuant to this Section 1.07(b) when added to the Parent Ordinary Shares underlying the securities issuable pursuant to Sections 1.07(c) and 1.07(d) below (including the underlying securities issuable pursuant to the Company Notes, but excluding all securities held by Parent or any of its direct or indirect subsidiaries) (such total, the "Fully Diluted Company Shares") shall exceed 18% of the total number of Parent Ordinary Shares outstanding as of (and including) the day that is the fifth (5th) trading day prior to the Company Shareholders Meeting (such total, the "Maximum Parent Shares"), then the Exchange Ratio shall be the quotient of (i) the Maximum Parent Shares, divided by (ii) the Fully Diluted Company Shares.

(c) Company Stock Options. Each option to purchase Company Common Shares (each, a "Company Stock Option") granted under the Company's 1996 Stock Option Plan, the Employee Share Option Scheme and the Dynamic Pictures Incorporated 1995 Stock Option Plan (the "Company Stock Option Plans") that is outstanding as of the Effective Time (other than Company Stock Options held by Parent or any of its direct or indirect subsidiaries), whether or not exercisable and whether or not vested, shall be treated in accordance with Section 5.21.

(d) Company Warrants. Each outstanding warrant to purchase Company Common Shares (each, a "Company Warrant") (other than Company Warrants held by Parent or any of its direct or indirect subsidiaries) shall be assumed by Parent in accordance with Section 5.13.

(e) Adjustments to Exchange Ratio. The Exchange Ratio shall be adjusted to reflect fully the effect of any share split, reverse split, share dividend (including any dividend or distribution of securities convertible into Company Common Shares or Parent Ordinary Shares), reorganization, recapitalization or other like change with respect to (i) Company Common Shares occurring after the date hereof and prior to the Effective Time and (ii) Parent Ordinary Shares occurring after the fifth (5th) trading day prior to the Company Shareholders Meeting and prior to the Effective Time.

(f) Fractional Shares. No fraction of a Parent Ordinary Share shall be issued, but in lieu thereof each holder of Company Common Shares who would otherwise be entitled to a fraction of a Parent Ordinary Share (after aggregating all fractional Parent Ordinary Shares to be received by such holder) shall receive from Parent an amount of cash (rounded up to the nearest whole cent), without interest, equal to the product of (i) such fraction, multiplied by (ii) the Parent Closing Share Price.

SECTION 1.08. Exchange of Certificates.

(a) Exchange Agent. Parent's transfer agent, or a bank or trust company designated by Parent and reasonably acceptable to the Company, shall act as exchange agent (the "Exchange Agent") in the Scheme. Promptly following (and in any event within ten (10) business days after) the Effective Time, Parent shall make available to the Exchange Agent, for exchange in accordance with this Article I, the Parent Ordinary Shares and the aggregate Per Share Cash Consideration issuable pursuant to Section 1.07 in exchange for outstanding shares of Company Common Shares, cash in an amount sufficient for payment in lieu of fractional shares pursuant to Section 1.07(f) and any dividends or distributions to which holders of Company Common Shares may be entitled pursuant to Section 1.08(c).

(b) Exchange Procedures. As soon as reasonably practicable, and in any event no later than the tenth (10th) business day, after the Effective Time, Parent shall instruct the Exchange Agent to mail to each registered holder of a certificate or certificates (the "Certificates") that immediately prior to the Effective Time evidenced outstanding Company Common Shares (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify) and (ii) instructions to effect the transfer of Company Common Shares to Parent and surrender of the Certificates in exchange for the Scheme Consideration. Upon surrender of a Certificate to the Exchange Agent for exchange together with such letter of transmittal, duly completed and validly executed, and such other customary documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor (A) that number of whole Parent Ordinary Shares (which shall be in uncertificated book entry form unless a physical certificate is requested in writing) that such holder has the right to receive in accordance with the Exchange Ratio in respect of the Shares formerly evidenced by such Certificate, (B) the Per Share Cash Consideration and (C) cash in lieu of fractional Parent Ordinary Shares to which such holder is entitled pursuant to Section 1.07(f) (the Parent Ordinary Shares, the Per Share Cash Consideration and cash in lieu of fractional shares described in clauses (A), (B) and (C) delivered for each Company Common Share being, collectively, the "Scheme Consideration"), and the Certificate so surrendered shall forthwith be cancelled. Until so surrendered, each outstanding Certificate that, prior to the Effective Time, represented Company Common Shares will be deemed from and after the Effective Time, for all corporate purposes, to evidence the ownership of the applicable Scheme Consideration.

(c) Distributions With Respect to Unexchanged Shares. No dividends or other distributions with respect to Parent Ordinary Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to Parent Ordinary Shares they are entitled to receive until the holder of such Certificate shall surrender such Certificate. Subject to applicable law, following surrender of any such Certificate, there shall be paid to the registered holder of the whole Parent Ordinary Shares issued in exchange therefor, without interest, at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole Parent Ordinary Shares and cash in lieu of any fractional Parent Ordinary Shares pursuant to Section 1.07(f) above.

(d) Transfers of Ownership. If any Parent Ordinary Shares are to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Parent or any agent designated by it any transfer or other taxes required by reason of the issuance of Parent Ordinary Shares in any name other than that of the registered holder of the Certificate surrendered, or established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

(e) No Liability. Neither Parent nor the Company shall be liable to any holder of Company Common Shares for any Scheme Consideration (or dividends or distributions with respect thereto) properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(f) Withholding Rights. Parent or the Exchange Agent shall be entitled to deduct and withhold from the Scheme Consideration otherwise payable pursuant to this Agreement to any holder of Company Common Shares such amounts as Parent or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the "Code") or under any provision of state, local or foreign tax law or under any other applicable law. To the extent that amounts are so withheld by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

SECTION 1.09. Register of Members. At the Effective Time, the register of members of the Company shall in accordance with the bye-laws of the Company be closed, the Scheme Consideration delivered upon the exchange of Company Common Shares in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Company Common Shares, and there shall be no further registration of transfers on the records of the Company of Company Common Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Company for any reason, they shall be exchanged as provided in this Article I.

SECTION 1.10. Lost, Stolen or Destroyed Certificate. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the applicable Scheme Consideration and any dividends or distributions to which such holder of Company Common Shares may be entitled pursuant to Section 1.07 or 1.08(c); provided, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Company or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

SECTION 1.11. Transfer of Shares. The parties hereto shall procure that, at or immediately prior to the Effective Time, a meeting of the board of directors of the Company shall be held at which the transfer of Company Common Shares (other than Company Common Shares held by Parent or any of its direct or indirect subsidiaries) to Parent pursuant to the Scheme shall be noted and the Secretary of the Company shall be authorized to make the appropriate amendments to the Company's register of members immediately following the Effective Time.

ARTICLE II.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent, subject to such exceptions as are specifically disclosed in the disclosure schedule (the "Company Disclosure Schedule") delivered herewith, dated as of the date hereof (which exceptions shall be deemed to qualify only (a) the specific numbered and lettered sections and subsections hereof identified in the Company Disclosure Schedule and (b) such other sections and subsections hereof for which the relevance of such exception is reasonably apparent from the text of such disclosure), that:

SECTION 2.01. Organization and Qualification; Subsidiaries.

(a) Each of the Company and its subsidiaries is duly organized, validly existing and, to the extent the concept of good standing exists in the applicable jurisdiction, in good standing under the laws of the jurisdiction of its organization and has the requisite corporate or other power and authority necessary to own, lease and operate the properties it purports to own, lease or operate and to carry on its business as it is now being conducted, except where the failure to be so organized, existing and in good standing or to have such power or authority would not be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect on the Company. Each of the Company and its subsidiaries is duly qualified or licensed as a foreign corporation to do business, and, to the extent the concept of good standing exists in the applicable jurisdiction, is in good standing in each jurisdiction where the character of its properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect on the Company.

(b) A list of all subsidiaries of the Company, together with the jurisdiction of organization of each such subsidiary and the percentage of each such subsidiary's outstanding capital stock owned by the Company or another subsidiary of the Company, is contained in Section 2.01(b) of the Company Disclosure Schedule. Neither the Company nor any of its subsidiaries directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity (other than its wholly-owned subsidiaries).

SECTION 2.02. Charter Documents. The Company has provided to Parent a complete and correct copy of (a) the Company's memorandum of association and bye-laws (the "Company Charter Documents") and (b) the memorandum of association and bye-laws (or equivalent organizational documents) of each of the Company's subsidiaries (the "Subsidiary Documents"). All such Company Charter Documents and Subsidiary Documents are in full force and effect. Neither the Company nor any of its subsidiaries is in breach, default or violation of any of the provisions of the Company Charter Documents and Subsidiary Documents, respectively.

SECTION 2.03. Capitalization.

(a) The authorized capital of the Company consists of 75,000,000 Company Common Shares and 5,000,000 preferred shares, $0.01 par value per share ("Company Preferred Shares"). As of March 8, 2002:

(i) 30,605,633 Company Common Shares were issued and outstanding, all of which are duly authorized, validly issued, fully paid and non-assessable, and none of which has been issued in violation of preemptive or similar rights created by any applicable law, any Company Charter Document or any Contract;

(ii) no Company Preferred Shares were issued or outstanding;

(iii) 8,938,956 Company Common Shares were subject to issuance upon conversion of the Company Notes;

(iv) 2,031,000 Company Common Shares were subject to issuance upon exercise of the Company Warrants;

(v) 697,507 Company Common Shares were reserved for future grants pursuant to the Company Stock Option Plans;

(vi) 8,722,500 Company Common Shares were subject to outstanding Company Stock Options under the Company Stock Option Plans; and

(vii) 1,061,254 Company Common Shares were available for future issuance under the Company's 1996 Employee Stock Purchase Plan (the "Company ESPP").

(b) All Company Common Shares and other securities described in subsection (a) above were issued in compliance with all applicable securities laws. All Company Common Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid and non-assessable and issued in compliance with applicable securities laws, and none of which shall be issued in violation of preemptive or similar rights created by any applicable law, any Company Charter Document or any Contract.

(c) Except as set forth in subsection (a) above and for obligations created by this Agreement, there are, as of March 8, 2002, no options, warrants or other rights, agreements, arrangements or commitments of any character binding on the Company relating to the issued or unissued capital stock of the Company or obligating the Company to issue or sell any shares of capital stock of, or other equity interests in, the Company. As of the date hereof, there are no obligations, contingent or otherwise, of the Company or of any of its subsidiaries to repurchase, redeem or otherwise acquire any of its equity securities other than in accordance with their terms.

(d) Neither the Company nor any of its subsidiaries owns any Company Common Shares or Company Preferred Shares.

(e) All of the outstanding securities of each subsidiary of the Company (and all securities to be issued prior to the Effective Time) are or will be duly authorized, validly issued, fully paid and non-assessable and issued in compliance with applicable securities laws, and all such securities are or will be owned by the Company free and clear of all liens, charges and encumbrances.

(f) All Company Warrants may be assumed by Parent as provided in Section 5.13(a), without the consent of the holders thereof or any other person.

(g) There are no outstanding shareholder agreements, voting trusts, proxies or other legally binding arrangements or understandings to which the Company is a party or, to the Company's knowledge, to which any other person is a party, relating to the voting of any shares of the Company's capital stock, other than the Voting Agreements.

SECTION 2.04. Authority Relative to this Agreement.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to obtaining any necessary shareholder approval of the Scheme and the Charter Amendment, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions so contemplated, other than any requisite approval by the Company's shareholders of the Scheme and the Charter Amendment. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent of this Agreement, constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.

(b) The board of directors of the Company, as of the date hereof, has unanimously (i) determined that the Scheme is advisable, fair to and in the best interest of the Company and its shareholders, (ii) approved the Scheme, the Charter Amendment, this Agreement and the transactions contemplated hereby in accordance with the applicable provisions of Bermuda law and the Company Charter Documents and (iii) determined to recommend approval of the Scheme and the Charter Amendment, and adoption of this Agreement and the transactions contemplated hereby, by the shareholders of the Company.

SECTION 2.05. No Conflict. Neither the execution and delivery of this Agreement nor the performance of this Agreement by the Company nor the consummation of the transactions contemplated hereby will (i) conflict with or result in any breach of any provision of the Company Charter Documents or any Subsidiary Documents, (ii) require any consent, approval or notice under or conflict with or result in a violation or breach of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the Company's or any of its subsidiaries' rights or alter the rights or obligations of any third party under, or give to others any rights of, or cause any, termination, amendment, redemption, acceleration or cancellation of, or result in the creation of a lien or encumbrance on (including a right to purchase) any of the properties or assets of the Company or any of its subsidiaries pursuant to any note, bond, mortgage, indenture, credit facility, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or its or any of their respective properties is bound or affected, or (iii) assuming compliance with the matters referred to in Section 2.07 hereof, violate any order, judgment, writ, injunction, award, decree, law, statute, ordinance, treaty, rule or regulation applicable to the Company or any of its subsidiaries or any material portion of their properties or assets, except, in the case of clause (ii) or (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect on the Company.

SECTION 2.06. Material Contracts.

(a) The following Contracts are listed on Section 2.06 of the Company Disclosure Schedule:

(i) all loan agreements, indentures, mortgages, pledges, conditional sale or title retention agreements, security agreements, guaranties, standby letters of credit, equipment leases or lease purchase agreements in an amount equal to or exceeding $50,000;

(ii) all Contracts with foundries, manufacturers and similar subcontractors;

(iii) all Contracts with suppliers, excluding any such Contract with respect to which both (A) the payments or receipts by the Company or any of its subsidiaries over the term of such Contract will not exceed $100,000 and (B) the Company has the right to terminate without cost or penalty on less than 90 days' notice, but including in any event all Contracts with sole-source suppliers;

(iv) all Contracts with distributors, systems integrators, OEMs and VARs;

(v) all other Contracts, excluding any such Contract with respect to which both (A) the payments or receipts by the Company or any of its subsidiaries over the term of such Contract will not exceed $100,000 and (B) the Company has the right to terminate without cost or penalty on less than 90 days' notice;

(vi) all partnership or joint venture agreements of the Company and its subsidiaries; and

(vii) all Contracts that are required to be filed as "material contracts" with the SEC pursuant to the requirements of the Exchange Act but that have not been so filed with the SEC.

(b) The Company has provided to Parent true, correct and complete copies of all of the following Contracts (and all amendments, modifications and supplements thereto) to which the Company or any of its subsidiaries is a party or by which any of them or any of their respective properties or assets is bound as of the date of this Agreement: (i) all Contracts listed in Section 2.06 of the Company Disclosure Schedule, (ii) all Contracts listed in Section 2.20(b) of the Company Disclosure Schedule; and (iii) all Contracts and other instruments that have been filed by the Company with the SEC (collectively, the "Material Contracts").

(c) Each of the Material Contracts constitutes the valid and legally binding obligation of the Company (or its subsidiaries) and, to the Company's knowledge, the other parties thereto, enforceable in accordance with its terms, and is in full force and effect. There is no default under any Material Contract either by the Company or, to the Company's knowledge, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or, to the Company's knowledge, any other party, and no party to any Material Contract has given written notice to the Company of, or made a claim against the Company with respect to, any breach or default thereunder, except in either case for such breaches or defaults as would not be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect on the Company.

SECTION 2.07. Governmental Approvals. No consent, approval or authorization of or declaration or filing with or notification to any foreign, federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality (each, a "Governmental Entity") on the part of the Company or any of its subsidiaries that has not been obtained or made is required in connection with the execution or delivery by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby, other than (a) compliance with any applicable requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the "HSR Act"), (b) filings and consents under any applicable non-United States laws intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade ("Non-U.S. Monopoly Laws"), (c) compliance with any applicable requirements of the Securities Act, the Exchange Act, any applicable state or other local securities laws and the Nasdaq Stock Market, (d) the sanction of the Scheme by the Court and the filing of such other documents as are required by the Companies Act and (e) where the failure to obtain such consents, approvals or authorizations, or to make such filings or notifications, would not be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect on the Company.

SECTION 2.08. Compliance; Permits.

(a) Neither the Company nor any of its subsidiaries is in conflict with, or in breach, default or violation of, (i) any order, judgment, writ, injunction, award, decree, law, statute, rule or regulation applicable to the Company or any of its subsidiaries or by which any of its or their respective properties is bound or affected, (ii) any note, bond, debenture, indenture, credit agreement or facility, commercial paper facility, sale-leaseback arrangement or financing lease pursuant to which the Company or any of its subsidiaries has or may incur indebtedness for borrowed money or any security, pledge, mortgage or trust agreement or arrangement in respect thereof or (iii) any lease, license, permit, franchise or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or its or any of their respective properties is bound or affected, except for any such conflicts, breaches, defaults or violations that would not be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect on the Company.

(b) No claim, action, suit, proceeding or, to the knowledge of the Company, investigation by any Governmental Entity with respect to the Company or its subsidiaries is pending or, to the knowledge of the Company, threatened, other than those that the outcome of which would not have a Material Adverse Effect on the Company.

(c) The Company and its subsidiaries (i) hold all permits, licenses, easements, variances, exemptions, consents, certificates, orders and approvals from Governmental Entities needed for the ownership or operation of the business or properties of the Company and/or its subsidiaries as it is now being conducted (collectively, the "Company Permits") and (ii) are in compliance with the terms of the Company Permits, except where the failure to hold or comply with such Company Permits would not be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect on the Company.

SECTION 2.09. SEC Filings; Financial Statements; Regulatory Filings.

(a) The Company and its subsidiaries have filed with the SEC all reports, schedules, forms, statements and other documents (including all exhibits thereto) required to be filed with the SEC since December 31, 1998 (the "Post-1998 Company SEC Documents"). The Post-1998 Company SEC Documents (i) were prepared, as of their respective dates, in all material respects in accordance with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which and at the time they were made, not misleading. The Company is, and always has been, a "foreign private issuer" as defined in the Exchange Act. None of the Company's subsidiaries is or has been required to file any forms, reports or other documents with the SEC.

(b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Post-1998 Company SEC Documents was prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto), and each fairly presented in all material respects the consolidated financial position of the Company and its subsidiaries at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements (i) should be read in conjunction with the Company's consolidated financial statements contained in the preceding year-end report on Form 20-F and (ii) were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount.

(c) The Company has provided to Parent a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but are required to be filed, to agreements, documents or other instruments that previously had been filed by the Company with the SEC pursuant to the Securities Act or the Exchange Act.

(d) The Company and each of its subsidiaries have timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 1998 with any U.S., state or foreign regulatory authority or self-regulatory organization (each, a "Regulatory Agency"), and have paid all material fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of the Company and its subsidiaries, no Regulatory Agency has initiated any proceeding or investigation or, to the knowledge of the Company, threatened any investigation into the business or operations of the Company or any of its subsidiaries since December 31, 1998, except for such proceedings or investigations the outcomes of which would not be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect on the Company.

SECTION 2.10. Absence of Certain Changes or Events. Between June 30, 2001 and the date of this Agreement, the Company and its subsidiaries have conducted their respective businesses in the ordinary course consistent with past practice, and there has not occurred:

(i) any Material Adverse Effect on the Company;

(ii) any amendment or change in the Company Charter Documents;

(iii) any material change to any Company Employee Plan, including the establishment of any new Company Employee Plan or any amendment that extends the extension of coverage under any Company Employee Plan to new groups of employees or other individuals not previously covered;

(iv) any restructuring or reorganization of the Company or any of its subsidiaries;

(v) any damage to, or destruction or loss of, any asset of the Company or its subsidiaries (whether or not covered by insurance) that would be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect on the Company (without regard to such insurance coverage);

(vi) any material change by the Company in its accounting methods, principles or practices (other than as required by GAAP);

(vii) other than in the ordinary course of business consistent with past practice, any sale, pledge or disposition of, or encumbrance upon, a material amount of property of the Company or its subsidiaries;

(viii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property or any combination thereof) or any redemption, purchase or other acquisition of any of its capital stock;

(ix) any split, combination or reclassification of any of its capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

(x) any revaluation of any of the Company's or any subsidiary's assets, including writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business consistent with past practice; or

(xi) the creation of any indebtedness for borrowed money or the issuance of any debt securities or the assumption, guarantee or endorsement or other accommodation whereby the Company became responsible for the obligations of any person or the making of any loans or advances, except in the ordinary course of business consistent with past practice.

SECTION 2.11. No Undisclosed Liabilities. Neither the Company nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise), except liabilities (a) adequately provided for or disclosed in the Company's unaudited balance sheet (including any related notes thereto) as of June 30, 2001 (the "Company Balance Sheet"), (b) incurred in the ordinary course of business and not required under GAAP to be reflected on the Company Balance Sheet, (c) incurred since June 30, 2001 in the ordinary course of business, (d) incurred in connection with this Agreement, the Scheme or the transactions contemplated hereby or (e) that would not be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect on the Company.

SECTION 2.12. Absence of Litigation. There are no claims, actions, suits, proceedings or investigations pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries, or any properties or rights of the Company or any of its subsidiaries, before any court, arbitrator or Governmental Entity. As of the date hereof, neither the Company nor any of its subsidiaries is subject to any order, judgment, injunction or decree of any court or Governmental Entity.

SECTION 2.13. Company Employee Plans; Employment Agreements.

(a) "Company Employee Plans" shall mean all "employee pension benefit plans" (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), all "employee welfare benefit plans" (as defined in Section 3(1) of ERISA), and all other bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance and other similar fringe or employee benefit plans, programs or arrangements (including those that contain change of control provisions or pending change of control provisions), and any employment, executive compensation or severance agreements (including those that contain change of control provisions or pending change of control provisions), as amended, modified or supplemented, that is currently or was previously maintained or contributed to by the Company or a subsidiary of the Company for the benefit of any former or current employee, officer, director, independent contractor or consultant (or any of their beneficiaries) of the Company or a subsidiary of the Company. The term "Affiliate Plan" shall mean any other such plan, program, arrangement or agreement that either is currently or was previously maintained or contributed by a member of a controlled group of corporations or trades or businesses, as defined under Sections 414(b) or (c) of the Code, and comparable provisions of ERISA, other than the Company or any of its subsidiaries, or with respect to which the Company or any of its subsidiaries has any liability by contractual arrangement.

(b) Section 2.13(b) of the Company Disclosure Schedule lists each Company Employee Plan and each Affiliate Plan (in each case, identifying whether it is a Company Employee Plan or an Affiliate Plan) and indicates, with respect to each such plan, whether such plan (or any agreement or arrangement entered into in connection with such plan) includes a change of control provision or the terms of which in any event would be affected by a change of control of the Company. The Company has provided to Parent:

(i) each such written Company Employee Plan (or a written description in English of (A) any Company Employee Plan which is not written and (B) any Company Employee Plan that is written in a language other than English) and any related trust agreement, insurance and other contract (including a policy), if any, the most recently prepared summary plan description, if any, summary of material modifications the substance of which is not already incorporated in the corresponding summary plan description or Company Employee Plan document, if any, and communications distributed to plan participants that could be reasonably expected to materially modify the terms of any Company Employee Plan, whether through information actually conveyed in the communication or a failure to convey information;

(ii) the three most recent annual reports on Form 5500 series (including schedules and attachments) filed with respect to each Company Employee Plan required to make such a filing; and

(iii) the most recent favorable determination letters (or, in the case of plans that are adoptions of standardized form prototypes, opinion letters issued to the sponsor) issued for each Company Employee Plan and related trust which is intended to be qualified under Section 401(a) of the Code (and, if an application for such determination is pending, a copy of the application for such determination).

(c) None of the Company Employee Plans or Affiliate Plans promises or provides medical or other welfare benefits to any director, officer, employee, independent contractor or consultant (or any of their beneficiaries) after their service with the Company or its subsidiary or affiliate terminates, other than as required by Section 4980B of the Code or Part 6 of Subtitle B of Title I of ERISA (hereinafter, "COBRA"), or any similar state laws. Neither the Company nor any member of the controlled group of which it is a part has sold or disposed of any subsidiary or division in a transaction in which the purchaser (or a plan of the purchaser) assumed liability for such benefits.

(d) None of the Company Employee Plans or Affiliate Plans is a "multiemployer plan" as such term is defined in Section 3(37) of ERISA, and neither the Company nor any member of the controlled group of which it is or ever was a part has ever maintained or contributed to a multiemployer plan, as so defined.

(e) Neither the Company, any of its subsidiaries, nor, to the knowledge of the Company, any other party in interest or disqualified person (as defined in Section 3(14) of ERISA and Section 4975 of the Code) has engaged in a transaction with respect to any Company Employee Plan or Affiliate Plan that could be reasonably expected to subject the Company or any subsidiary, directly or indirectly, to a tax, penalty or other liability for prohibited transactions under ERISA or Section 4975 of the Code that could be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect on the Company.

(f) All Company Employee Plans and all Affiliate Plans have been established and maintained in material accordance with their terms and have been operated in material compliance with the requirements of applicable law, except for such failures as would not be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect on the Company and may, by their terms, be amended and/or terminated at any time.

(g) Each Company Employee Plan and Affiliate Plan that is intended to be qualified under Section 401(a) of the Code is the subject of a favorable determination or opinion letter, or the Company has remaining a period of time to receive such an opinion letter as disclosed in the Company Disclosure Schedule, from the Internal Revenue Service, has been amended and operated to comply with the Uruguay Round Agreements Act, the Small Business Job Protection Act of 1996, the Uniformed Services Employment and Reemployment Rights Act of 1994, the Taxpayer Relief Act of 1997, and the Internal Revenue Service Restructuring and Reform Act of 1998 (collectively, the "GUST Amendments") and, the Company has been informed that an application for determination with respect to the GUST Amendments has been filed with the IRS (or is in the form of an adoption of a standardized prototype plan as to which GUST Amendments were timely adopted and an application to the Internal Revenue Service was timely submitted) and, to the knowledge of the Company, nothing has occurred that would be reasonably expected to result in the disqualification of any such plan.

(h) All contributions required to be made and all insurance premiums required to be paid with respect to any Company Employee Plan and Affiliate Plan (whether pursuant to the terms of such plan, Section 412 of the Code, any collective bargaining agreement, or otherwise) have been made and paid on or before their due dates (including any extensions thereof), except to the extent any failures to have made such a contribution on or before its due date would not result in a current or future liability that could be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect on the Company.

(i) Neither the Company nor any member of the controlled group of which it is or was a part has ever maintained a Company Employee Plan subject to Title IV or Section 203 of ERISA or Section 412 of the Code.

(j) Other than routine claims for benefits made in the ordinary course of the operation of the Company Employee Plans and Affiliate Plans, there are no pending, nor to the Company's knowledge, any threatened claims, investigations or causes of action with respect to any Company Employee Plan or Affiliate Plan that could be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect on the Company.

(k) To the knowledge of the Company, there are no proposals being considered or that have been communicated to the Company's employees by the management of the Company with respect to matters covered by this Section 2.13 that would materially increase the costs to the Company or any of its subsidiaries.

(l) The Company has provided to Parent a true and complete list of each current or former employee, independent contractor, consultant, officer or director of the Company or any of its subsidiaries who, as of the date hereof, holds (i) any option to purchase Company Common Shares or commitments for future options, together with the number of Company Common Shares subject to such option, the exercise price and vesting schedule of such option, whether such option is intended to qualify as an incentive stock option within the meaning of Section 422(b) of the Code and the expiration date of such option; (ii) any Company Common Shares that are unvested or subject to a repurchase option, risk of forfeiture or other condition providing that such shares may be forfeited or repurchased by the Company upon any termination of the shareholder's employment, directorship or other relationship with the Company or any of its subsidiaries or which shares are subject to performance-based vesting; and (iii) any other award or right (including share units or stock appreciation rights), directly or indirectly, to receive Company Common Shares (or any other unit of Company equity) or any amount payable by reference to Company Common Shares (or any other unit of Company equity), together with the number of Company Common Shares (or any other unit of Company equity) subject to such right.

(m)The Company has provided to Parent the following information: (i) a list of all material outstanding agreements with any individual consultants or independent contractors who provide services to the Company or any of its subsidiaries; and (ii) a list of all material outstanding agreements with companies or organizations that employ individuals who provide on-site consulting, contracting or leased services to the Company or any of its subsidiaries.

(n) Except as disclosed in Section 4.01 of the Company Disclosure Schedule, the consummation of the Scheme will not, either alone or in combination with another event, (i) result in any payment (including severance payments, payments likely to be non-deductible pursuant to Section 280G of the Code, bonus payments or otherwise) becoming due pursuant to any Company Employee Plan or Affiliate Plan to any current or former director, officer, employee, independent contractor or consultant of the Company or any of its subsidiaries, (ii) result in any increase in the amount of compensation or benefits payable pursuant to any Company Employee Plan or Affiliate Plan in respect of any director, officer, employee, independent contractor or consultant of the Company or any of its subsidiaries or (iii) accelerate the vesting or timing of payment of any benefits or compensation payable pursuant to any Company Employee Plan or Affiliate Plan with respect to any director, officer, employee, independent contractor or consultant of the Company or any of its subsidiaries.

(o) Neither the Company nor any of its subsidiaries have entered into any agreements providing for payments in the nature of compensation, which payment thereunder could result in a non-deductible expense to the Company or any of its subsidiaries pursuant to Section 280G of the Code or an excise tax to the recipient of such payment pursuant to Section 4999 of the Code, except as disclosed in Section 4.01 of the Company Disclosure Schedule.

(p) There are no complaints, charges or claims against the Company or any of its subsidiaries pending or, to the knowledge of the Company, threatened to be brought by or filed with any Governmental Entity based on, arising out of, in connection with or otherwise relating to the classification of any individual by the Company as an independent contractor or "leased employee" (within the meaning of Section 414(n) of the Code) rather than as an employee, and no conditions exist under which the Company or any of its subsidiaries could incur any such liability that could be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect on the Company. There are no claims, disputes or controversies pending or, to the knowledge of the Company, threatened involving any current or former director, employee, independent contractor or consultant of the Company or any of its subsidiaries.

(q) Section 2.13(q) of the Company Disclosure Schedule indicates: (i) with respect to each participant in the Company's executive severance plans, whether such employee has entered into an agreement or a provision of an agreement prohibiting or restricting such employee from accepting employment or otherwise engaging in activity that is in competition with the business of the Company or its subsidiaries (other than with respect to the use of confidential information or trade secrets) after the termination of such individual's employment with the Company (a "Non-Competition Agreement");

and (ii) a description of those classes of employees that are required to execute a Non-Competition Agreement.

(r) No Company Employee Plan is a "multiple employer plan" as described in Section 3(40) of ERISA or Section 413(c) of the Code.

(s) The Company has provided to Parent a list of all current employees, independent contractors and consultants of the Company (including any person on a leave of absence or layoff status), which list accurately depicts for each employee, independent contractor and consultant in all material respects (i) their respective hire dates, titles and annualized salary and bonus as of the date hereof and (ii) their respective annualized salary and bonus as of September 30, 2001.

SECTION 2.14. Employment and Labor Matters.

(a) Each of the Company and its subsidiaries is in compliance, and has not failed to be in compliance, with all applicable U.S. and non-U.S. laws, agreements and contracts relating to employment practices, terms and conditions of employment, and the employment of (i) current employees, independent contractors and "leased employees" (within the meaning of Section 414(n) of the Code) of the Company or any of its subsidiaries and (ii) employees, independent contractors and "leased employees" (within the meaning of Section 414(n) of the Code) of the Company or any of its subsidiaries who have been terminated since January 1, 2001, including all such U.S. and non-U.S. laws, agreements and contracts relating to wages, hours, collective bargaining, the payment of Social Security and other similar taxes, equal employment opportunity, employment discrimination, the WARN Act, immigration, disability, civil rights, human rights, fair labor standards, occupational safety and health, workers' compensation, pay equity, wrongful discharge and violation of the potential rights of such (i) current employees, independent contractors and leased employees and (ii) employees, independent contractors and "leased employees" (within the meaning of Section 414(n) of the Code) who have been terminated since January 1, 2001, and has timely prepared and filed all appropriate forms (including Immigration and Naturalization Service Form I-9) required by any relevant Governmental Entity, except where the failure to be or have been in compliance would not be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect on the Company.

(b) Neither the Company nor any of its subsidiaries is a party to any U.S. or non-U.S. collective bargaining agreement or other labor union contract applicable to persons employed by the Company or its subsidiaries, nor, to the knowledge of the Company, are there any activities or proceedings of any labor union to organize any employees of the Company or any of its subsidiaries. The employment of each of the Company's and its subsidiaries' employees, consultants and independent contractors is terminable at the will of the Company and its subsidiaries, as the case may be, unless any applicable non-U.S. law provides otherwise.

(c) Neither the Company nor any of its subsidiaries is in breach of any collective bargaining agreement or labor union contract, nor are there any strikes, slowdowns, work stoppages, lockouts, or, to the knowledge of the Company, threats thereof, by or with respect to any employees of the Company or any of its subsidiaries.

SECTION 2.15. Company Proxy Statement.

(a) Subject to the accuracy of the representations of Parent in Section 3.10 hereof, the Company Proxy Statement will not, at the time the Company Proxy Statement is first sent to shareholders or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which and at such time they were made, not misleading.

(b) Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent that is included or incorporated by reference in, or furnished in connection with the preparation of, the Company Proxy Statement.

SECTION 2.16. Restrictions on Business Activities. There is no agreement providing for exclusivity or restricting competition, or any judgment, injunction, order or decree, binding upon the Company or any of its subsidiaries that has or could be reasonably expected to have the effect of prohibiting or materially impairing the conduct of business by the Company or any of its subsidiaries, or restricting any transactions (including payment of dividends and distributions) between the Company and its subsidiaries.

SECTION 2.17. Title to Property.

(a) Neither the Company nor any of its subsidiaries owns any real property nor have any of them ever owned any real property. Each of the Company and its subsidiaries has good title to all of its other owned assets, free and clear of all liens, charges and encumbrances, except liens for taxes not yet due and payable and such liens or other imperfections of title, if any, as do not materially interfere with the present use or materially detract from the value of the property affected thereby. All leases pursuant to which the Company or any of its subsidiaries lease from others any real property or any material personal property are in good standing, valid and effective in accordance with their respective terms, and there is not, under any of such leases, any default or event of default (or event which with notice or lapse of time, or both, would constitute a default or event of default), except where the lack of such good standing, validity and effectiveness or the existence of such default or event of default would not be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect on the Company.

(b) All tangible assets owned or used by the Company and its subsidiaries in the operation of their respective businesses are in good operating condition and in a good state of maintenance and repair and are adequate for such businesses as currently conducted, except as would not be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect.

SECTION 2.18. Taxes.

(a) Each of the Company and its subsidiaries has timely filed, or caused to be timely filed, all material Tax Returns required to be filed by it, and such Tax Returns are true, complete and correct in all material respects. Each of the Company and its subsidiaries has timely paid, collected or withheld, or caused to be timely paid, collected or withheld, all material amounts of Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Company Balance Sheet have been established. The liability of the Company and its subsidiaries for unpaid Taxes for all periods ending on or before June 30, 2001 does not, in the aggregate, materially exceed the amount of the current liability accruals for Taxes (excluding reserves for deferred Taxes), reflected on the Company Balance Sheet, and the amount of their liability for unpaid Taxes for all periods ending on or before the date of the Closing shall not, in the aggregate, materially exceed the amount of the current liability accruals for Taxes (excluding reserves for deferred Taxes), as such accruals are reflected on the Company Balance Sheet, as adjusted for operations and transactions in the ordinary course of business since June 30, 2001 in accordance with past custom and practice.

(b) The Company has received no written notice of any claims or assessments pending against the Company or any of its subsidiaries for any alleged deficiency in any Tax, any pending or threatened audits or investigations for or relating to any liability in respect of any Taxes or any proposed Tax claims or assessments against the Company or any of its subsidiaries. The Company has not received any written claim or notice from any Governmental Entity in a jurisdiction where any of the Company and its subsidiaries do not file Tax Returns that it is or may be subject to taxation by that jurisdiction. Neither the Company nor any of its subsidiaries has executed any waivers or extensions (in each case, that are still in effect) of any applicable statute of limitations to assess any amount of Taxes. There are no outstanding requests by the Company or any of its subsidiaries for any extension of time within which to file any Tax Return or within which to pay any amounts of Taxes shown to be due on any Tax Return. There are no outstanding rulings of, or requests for rulings with, any Governmental Entity addressed to the Company or any of its subsidiaries that are, or if issued, would be, binding on the Company or any of its subsidiaries with respect to any Tax. The Company and its subsidiaries are in compliance with the terms and conditions of any applicable Tax exemptions, Tax agreements or Tax orders of any government to which they may be subject or which they may have claimed, and the transactions contemplated by this Agreement will not have any adverse effect on such compliance. There are no liens for amounts of Taxes on the assets of the Company or any of its subsidiaries except for statutory liens for current Taxes not yet due and payable.

(c) Other than with respect to tax liability as between the Company and its subsidiaries, neither the Company nor any of its subsidiaries is liable for Taxes of any other person, or is currently under any contractual obligation to indemnify any person with respect to any amounts of Taxes, or is a party to any tax sharing agreement or any other agreement providing for payments by the Company or any of its subsidiaries with respect to any amounts of Taxes. No U.S. subsidiary of the Company is, and no such subsidiary has been, a United States real property holding company within the meaning of Section 897(c) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Neither the Company nor any of its subsidiaries has participated in an international boycott as defined in Section 999 of the Code.

(d) For purposes of this Agreement, the term "Tax" shall mean any United States or foreign federal, national, state, provincial, local or other jurisdictional income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, estimated, alternative, or add-on minimum, ad valorem, transfer or excise tax, or any other tax, custom, duty, or governmental fee in the nature of a tax, or other like assessment or charge imposed by any Governmental Entity (including without limitation the United Kingdom and Bermuda), together with any interest or penalty imposed thereon. The term "Tax Return" shall mean a report, return or other information (including any attached schedules or any amendments to such report, return or other information) required to be supplied to or filed with a Governmental Entity with respect to any Tax, including an information return, claim for refund, amended return or declaration or estimated Tax.

SECTION 2.19. Environmental Matters.

(a) To the knowledge of the Company, the operations and properties of the Company and its subsidiaries are and at all times have been in compliance with Environmental Laws and the Company Permits required under Environmental Laws, except as such non-compliance would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company.

(b) Neither the Company nor any of its subsidiaries is or has been engaged in any activities involving the use, generation, storage, treatment, recycling, disposal or transportation off-site of any Materials of Environmental Concern or the arrangement of any of the foregoing, except where such activities would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company.

(c) There are no Environmental Claims pending or, to the Company's knowledge, threatened against the Company or any of its subsidiaries, except as such Environmental Claims would not be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect on the Company.

(d) To the knowledge of the Company, all Company Permits that the Company and each of its subsidiaries is required to have obtained under Environmental Laws have been obtained and are maintained by the Company, were duly issued by the appropriate Governmental Entity, are in full force and effect and are not subject to appeal, except as such failure to obtain and maintain such a Company Permit would not be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect on the Company. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not require the assignment or transfer of any Company Permit, except for (i) Company Permits, the non-assignability or non-transferability of which would not be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect on the Company and (ii) Company Permits that may be assigned or transferred on or prior to the Effective Time without causing any such Company Permit to be rescinded, terminated or limited in any material respect and which would not be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect on the Company.

(e) For purposes of this Agreement:

(i) "Environmental Claim" means any written claim, action, cause of action or notice by any person or entity alleging Company liability (including liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (A) the presence of, exposure to, or release or threat of release into the environment of, any Material of Environmental Concern at any location, whether or not owned or operated by the Company or any of its subsidiaries or (B) an alleged violation of an Environmental Law or any Company Permit required under an Environmental Law.

(ii) "Environmental Laws" means, as they exist on the date hereof, all applicable United States federal, state, local and non-U.S. laws (including common law and equity), statutes, regulations, codes and ordinances, relating to pollution or protection of human health (as relating to the environment or the workplace) and the environment (including ambient air, surface water, ground water, land surface or sub-surface strata), including laws and regulations relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern, or otherwise relating to the use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., Occupational Safety and Health Act, 29 U.S.C. § 651 et seq., the Clean Air Act, 42 U.S.C. § 7401 et seq., the Clean Water Act, 33 U.S.C. § 1251 et seq., each as may have been amended or supplemented to date, and any applicable environmental transfer statutes or laws.

(iii) "Materials of Environmental Concern" means chemicals, pollutants, contaminants, hazardous materials, hazardous substances and hazardous wastes, medical waste, toxic substances, petroleum and petroleum products and by-products, asbestos-containing materials, PCBs, and any other chemicals, pollutants, substances or wastes, defined, listed, identified or regulated under any Environmental Law.

SECTION 2.20. Intellectual Property.

(a) For purposes of this Agreement:

(i) "Intellectual Property Rights" shall mean any intellectual property rights, including, without limitation, patents, patent applications, copyrights, copyright registrations, applications for copyright registrations, mask works, mask work registrations, applications for mask work registrations, trade secrets, rights with respect to confidential information, trade dress, trademarks, trademark registrations, trade names, trade name registrations, service marks, service mark registrations, collective marks, collective mark registrations, certification marks, certification mark registrations, Internet domain names, Internet domain name registrations, any applications related to any of the foregoing, and intellectual property cores.

(ii) "Company Intellectual Property Right" shall mean any and all Intellectual Property Rights that are owned by, or exclusively licensed to, the Company or its subsidiaries.

(iii) "Scheduled Intellectual Property Rights" means all United States, international and foreign: (A) patents; (B) registered trademarks; (C) registered copyrights; (D) domain names; together with (E) any applications for any of the foregoing.

(iv) "Company Scheduled Intellectual Property Rights" means all of the Scheduled Intellectual Property Rights owned by, or filed in the name of, the Company or any of its subsidiaries.

(b) Section 2.20(b) of the Company Disclosure Schedule contains an accurate and complete list of all material Company Scheduled Intellectual Property Rights, specifying as to each the nature of such right and jurisdiction that has issued such registration with respect thereto or, with respect to any application, where such application is pending, and any registration or application number associated therewith. Section 2.20(b) of the Company Disclosure Schedule contains an accurate and complete list of all material licenses, sublicenses and other agreements pursuant to which any person other than the Company or any of its subsidiaries is authorized to use any Company Intellectual Property Right (other than those licenses and agreements which provide the non-exclusive use of Company Intellectual Property Rights by Company customers and distributors in the ordinary course of the business). Section 2.20(b) of the Company Disclosure Schedule contains an accurate and complete list of all material licenses, sublicenses and other agreements as to which the Company or any of its subsidiaries is a party and pursuant to which the Company or any of its subsidiaries is authorized to use any Intellectual Property Rights owned or otherwise controlled by any third party (other than (i) so-called "shrink-wrap" single user end-user licenses granted to the Company or any of its subsidiaries relating to "off the shelf" personal computer software that is generally available on a commercial basis and (ii) agreements that provide for the use of customers' Intellectual Property Rights in the ordinary course of the Company's business for the benefit of such customers). The separate subsection entitled "Exclusive Licenses" in Section 2.20(b) of the Company Disclosure Schedule contains an accurate and complete list of all licenses, sublicenses and other agreements under which the Company or any of its subsidiaries has granted an exclusive license in any Company Intellectual Property Asset or agreed not to license, sublicense or otherwise use any Company Intellectual Property Right.

(c) Section 2.20(c) of the Company Disclosure Schedule contains an accurate and complete list of all liens and security interests of any person in the Company Intellectual Property Rights or to which the Company Intellectual Property Rights are subject.

(d) To the knowledge of Company, as of date of this Agreement, no party to any license, sublicense or agreement listed on Section 2.20(b) of the Company Disclosure Schedule is in material breach or default of such listed agreements.

(e) Neither the Company nor any of its subsidiaries have received any written notice or communication related to any such notice within the twelve (12) months preceding the date of this Agreement that any Company Intellectual Property Right or any product or service of the Company or its subsidiaries is subject to any proceeding or outstanding decree, order, judgment, agreement, or stipulation restricting in any manner the use, transfer, or licensing thereof by the Company or its subsidiaries, or which may affect the validity, use or enforceability of such Company Intellectual Property Rights, product or service.

(f) Neither the Company nor any of its subsidiaries has received written notice or communication related to any such notice within the twelve (12) months preceding the date of this Agreement from any third party that the operation of the Company business or any product or service of the Company or its subsidiaries infringes or misappropriates the Intellectual Property Rights of any third party, nor does the Company have any knowledge as of the date of this Agreement of any basis for any claim of infringement or misappropriation of any third party Intellectual Property Rights. Neither the Company nor its subsidiaries has received written notice or communication related to any such notice within the twelve (12) months preceding the date of this Agreement from any third party that the operation of the Company business or act of the Company or constitutes unfair competition or trade practices under the laws of any jurisdiction.

(g) To the knowledge of the Company, no person has or is infringing or misappropriating any material Company Intellectual Property Right in a manner which would be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect on the Company.

(h) The Company and its subsidiaries have taken reasonable steps to protect the Company's rights and its subsidiaries' rights in the Company's and its subsidiaries' confidential information and trade secrets they reasonably wish to protect in the ordinary course of business. The Company and its subsidiaries have secured ownership of all material Intellectual Property Rights generated by their employees and contractors within the scope of their employment or engagement with the Company or its subsidiaries.

(i) Except as set forth in Section 2.20(i) of the Company Disclosure Schedule, the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, will not breach, violate, conflict with or otherwise adversely affect in any material way any agreement included in Section 2.20(b) of the Company Disclosure Schedule or any rights of the Company or any of its subsidiaries thereunder, nor will it cause the forfeiture or termination or give rise to a right of forfeiture or termination of any material Company Intellectual Property Rights or materially impair the right of Parent to exploit any material Company Intellectual Property Right in a manner similar to that currently exploited by Company or its subsidiaries.

(j) The Company has been developing and has in prototype stage a proprietary single chip, programmable graphics processor (the "P10 Chip") that supports OpenGL and DX8.1. The P10 Chip is manufactured at 0.15 micron process. As of the date of this Agreement, the Company plans to commercialize the P10 Chip. The Company has provided to Parent an accurate and complete report on the P10 Chip's status as of the date of this Agreement.

(k) For purposes of this Section 2.20, "use" includes make, have made, reproduce, display or perform (publicly or otherwise), prepare derivative works based on, offer for sale, sell, distribute, import, disclose, license, sublicense, dispose of, and otherwise exploit.

SECTION 2.21. Interested Party Transactions. To the Company's knowledge, there are no obligations between the Company or any of its subsidiaries, on the one hand, and any of the officers or directors of the Company or any of its subsidiaries, or any shareholders holding more than 1% of the outstanding securities of the Company, or any members of their immediate families, on the other hand, other than (a) for payment of regular salary for services rendered, (b) reimbursement for reasonable expenses incurred on behalf of the Company or its subsidiaries and (c) for other standard employee benefits made generally available to all employees (including stock option agreements outstanding under the Company Stock Option Plans). To the Company's knowledge, no officer or director of the Company or any of its subsidiaries (or any members of their immediate families), or any shareholder affiliated with such officer or director, has any direct or indirect ownership interest in any firm or corporation (a) with which the Company or its subsidiaries is affiliated, (b) with which the Company or its subsidiaries has a business relationship or (c) that competes with the Company or its subsidiaries, other than passive investments in publicly traded companies (representing less than 1% of such company) that may compete with the Company and its subsidiaries.

SECTION 2.22. Insurance. Section 2.22 of the Company Disclosure Schedule sets forth a complete and correct list of all fire and casualty, directors' and officers' liability, general liability, business interruption, product liability and sprinkler and water damage and other insurance policies maintained by the Company or any of its subsidiaries. All such insurance policies are in full force and effect. The Company has provided to Parent copies of all such insurance policies.

SECTION 2.23. Absence of Questionable Payments. Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or other person acting on behalf of the Company or any of its subsidiaries, has used any corporate or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials or others or established or maintained any unlawful or unrecorded funds in material violation of Section 30A of the Exchange Act. Neither the Company nor any of its subsidiaries nor, to the Company's knowledge, any director, officer, agent, employee or other person acting on behalf of the Company or any of its subsidiaries, has accepted or received any unlawful contributions, payments, gifts, or expenditures.

SECTION 2.24. Accounts Receivable. All existing accounts receivable of the Company and its subsidiaries (including those accounts receivable reflected on the Company Balance Sheet that have not yet been collected and those accounts receivable that have arisen since the date of the Company Balance Sheet and have not yet been collected) represent valid and enforceable obligations of customers of the Company and its subsidiaries arising from bona fide transactions entered into in the ordinary course of business.

SECTION 2.25. Customers, Suppliers and Distributors.

(a) Section 2.25(a) of the Company Disclosure Schedule sets forth a list of each customer that accounted for revenues to the Company and its subsidiaries in the aggregate of more than $1,000,000 during the year ended December 31, 2001 (each a "Major Customer"), together with in each case the amount of revenues generated from each Major Customer during such period. Neither the Company nor any of its subsidiaries is engaged in any material dispute with any Major Customer, and no Major Customer has provided the Company with written notice of termination of such Major Customer's business relationship with the Company or any of its subsidiaries. To the knowledge of the Company, no Major Customer intends to materially limit or reduce its business relations with the Company or any of its subsidiaries.

(b) Section 2.25(b) of the Company Disclosure Schedule sets forth a list of each supplier of goods or services to the Company and its subsidiaries (i) who is involved in manufacturing for the Company or its subsidiaries or is a supplier of critical or key ingredients or (ii) to whom the Company and its subsidiaries paid in the aggregate more than $500,000 during the year ended December 31, 2001 (each a "Major Supplier"), together with in each case the amount paid to each Major Supplier during such period. Neither the Company nor any of its subsidiaries is engaged in any material dispute with any Major Supplier, and no Major Supplier has provided the Company with written notice of termination of such Major Supplier's business relationship with the Company or any of its subsidiaries. To the knowledge of the Company, no Major Supplier intends to materially limit or reduce its business relations with the Company or any of its subsidiaries.

(c) Section 2.25(c) of the Company Disclosure Schedule sets forth a list of each distributor from whom the Company and its subsidiaries received, or to whom the Company and its subsidiaries paid, in the aggregate more than $1,000,000 during the year ended December 31, 2001 (each a "Major Distributor"), together in each case with the amount received from or paid to each Major Distributor during such period. Neither the Company nor any of its subsidiaries is engaged in any material dispute with any Major Distributor, and no Major Distributor has provided the Company with written notice of termination of such Major Distributor's business relationship with the Company or any of its subsidiaries. To the knowledge of the Company, no Major Distributor intends to materially limit or reduce its business relations with the Company or any of its subsidiaries.

SECTION 2.26. Product Liability and Recalls. There is no claim pending, or to the Company's knowledge, threatened against the Company or any of its subsidiaries for injury to person or property of employees or any third parties suffered as a result of the sale of any product by the Company or any of its subsidiaries, including claims arising out of the defective or unsafe nature of its products. There is no pending or, to the Company's knowledge, threatened recall or investigation of any product sold by the Company or any of its subsidiaries.

SECTION 2.27. Inventory. Except for an amount of inventory that is less than the amount reserved as "obsolete" on the Company Balance Sheet, the inventory of the Company and its subsidiaries is in good and merchantable condition and saleable or useable in the manufacture of saleable finished goods in the ordinary course of business.

SECTION 2.28. Voting Requirements. The affirmative vote of the holders of at least 75% of the Company Common Shares that are represented and voted, either in person or by proxy, at the Company Shareholders Meeting, which holders must also constitute a majority in number of the registered holders who are present and voting, either in person or by proxy, at such meeting (the "Requisite Vote") is the only vote, consent or approval of the holders of any class or series of the Company's capital stock necessary to approve and adopt this Agreement, the Scheme and the transactions contemplated hereby.

SECTION 2.29. Brokers. Except for Credit Suisse First Boston Corporation ("CSFB"), there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company who might be entitled to any fee or commission from the Company or any of its affiliates in connection with the transactions contemplated by this Agreement. The Company has delivered to Parent a copy of its engagement letter with CSFB.

SECTION 2.30. Opinion of Financial Advisor. The Company has been advised by its financial advisor, CSFB, that, in its opinion, as of the date of this Agreement, the Exchange Ratio is fair from a financial point of view to the Company's shareholders and has agreed to deliver a written copy of such opinion, dated the date hereof, to Parent.

SECTION 2.31. Takeover Statutes. No fair price, moratorium, control share acquisition or other similar anti-takeover statute is applicable to the Company in connection with the Scheme, except for such statutes or regulations as to which all necessary action has been taken by the Company and its board of directors to permit the consummation of the Scheme in accordance with the terms hereof.

ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF PARENT

Parent hereby represents and warrants to the Company, subject to such exceptions as are specifically disclosed in the disclosure schedule (the "Parent Disclosure Schedule") delivered herewith, dated as of the date hereof (which exceptions shall be deemed to qualify only (a) the specific numbered and lettered sections and subsections hereof identified in the Parent Disclosure Schedule and (b) such other sections and subsections hereof for which the relevance of such exception is reasonably apparent from the text of such disclosure), that:

SECTION 3.01. Organization and Qualification; Subsidiaries.

(a) Parent is duly organized, validly existing and, to the extent the concept of good standing exists in the applicable jurisdiction, in good standing under the laws of its jurisdiction of organization and has the requisite corporate or other power and authority necessary to own, lease and operate the properties it purports to own, lease or operate and to carry on its business as now conducted, except where the failure to be so organized, existing and in good standing or to have such power or authority would not be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect on Parent. Parent is duly qualified or licensed as a foreign corporation to do business and, to the extent the concept of good standing exists in the applicable jurisdiction, is in good standing in each jurisdiction where the character of its properties owned, leased or operated by it or the nature of its activities make such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect on Parent.

(b) Parent has provided to the Company true and complete copies of Parent's memorandum and articles of association and bye-laws, as amended to date (the "Parent Charter Documents"). The Parent Charter Documents are in full force and effect. Parent is not in breach, default or violation of any of the provisions of the Parent Charter Documents.

(c) Each subsidiary of Parent is an entity duly organized, validly existing and, to the extent the concept of good standing exists in the applicable jurisdiction, in good standing under the laws of its jurisdiction of organization and has the requisite corporate or other power and authority necessary to own, lease and operate the properties it purports to own, lease or operate and to carry on its business as now conducted, except where the failure to be so organized, existing and in good standing or to have such power or authority would not be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect on Parent. Each subsidiary of Parent is duly qualified to do business as a foreign corporation and, to the extent the concept of good standing exists in the applicable jurisdiction, is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing would not be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect on Parent.

SECTION 3.02. Capitalization.

(a) As of February 22, 2002, the authorized capital stock of Parent consists of 200,000,000 ordinary shares, S$0.25 par value per share ("Parent Ordinary Shares"). As of February 22, 2002:

(i) 72,266,275 Parent Ordinary Shares were issued and outstanding, all of which are duly authorized, validly issued, fully paid and non-assessable, and none of which has been issued in violation of preemptive or similar rights created by any applicable law, any Parent Charter Document or any agreement to which Parent is bound;

(ii) no more than 1,887,284 Parent Ordinary Shares were reserved for future grants pursuant to Parent's stock option plans; and

(iii) no more than 10,709,454 Parent Ordinary Shares were subject to outstanding stock options under Parent's stock option plans.

(b) All Parent Ordinary Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid and non-assessable and issued in compliance with applicable securities laws, and none of which shall be issued in violation of preemptive or similar rights created by any applicable law, any Parent Charter Document or any agreement to which Parent is bound.

(c) Except as set forth in subsection (a) above and for obligations created by this Agreement and except as disclosed in the Post-1998 Parent SEC Documents, there are, as of February 22, 2002, no options, warrants or other rights, agreements, arrangements or commitments of any character binding on Parent relating to the issued or unissued capital stock of Parent or obligating Parent to issue or sell any shares of capital stock of, or other equity interests in, Parent.

(d) Neither Parent nor any of its subsidiaries owns any Parent Ordinary Shares.

SECTION 3.03. Authority Relative to this Agreement.

(a) Parent has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and the consummation by Parent of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by Parent and, assuming the due authorization, execution and delivery by the Company of this Agreement, constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms.

(b) The board of directors of Parent has (i) determined that it is advisable and in the best interests of Parent and its shareholders to enter into this Agreement and to consummate the Scheme upon the terms and subject to the conditions of this Agreement and (ii) approved the Scheme, this Agreement and the transactions contemplated hereby in accordance with the applicable provisions of Singapore law and the Parent Charter Documents.

SECTION 3.04. No Conflict. Neither the execution and delivery of this Agreement nor the performance of this Agreement by Parent nor the consummation of the transactions contemplated hereby will (i) conflict with or result in any breach of any provision of the Parent Charter Documents, (ii) require any consent, approval or notice under or conflict with or result in a violation or breach of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Parent's or any of its subsidiaries' rights or alter the rights or obligations of any third party under, or give to others any rights of, or cause any, termination, amendment, redemption, acceleration or cancellation of, or result in the creation of a lien or encumbrance on (including a right to purchase) any of the properties or assets of Parent or any of its subsidiaries pursuant to any note, bond, mortgage, indenture, credit facility, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any of its subsidiaries is a party or by which Parent or any of its subsidiaries or its or any of their respective properties is bound or affected or (iii) assuming compliance with the matters referred to in Section 3.05 hereof, violate any order, judgment, writ, injunction, award, decree, law, statute, rule or regulation applicable to Parent or any of its subsidiaries or any material portion of their properties or assets, except, in the case of clause (ii) or (iii) for any such conflicts, violations, breaches, defaults or other occurrences that would not be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect on Parent.

SECTION 3.05. Governmental Approvals. No consent, approval or authorization of or declaration or filing with or notification to any Governmental Entity on the part of Parent or its subsidiaries that has not been obtained or made is required in connection with the execution or delivery by Parent of this Agreement or the consummation by Parent of the transactions contemplated hereby, other than (a) compliance with any applicable requirements under the HSR Act and applicable Non-U.S. Monopoly Laws, (b) compliance with any applicable requirements of the Securities Act, the Exchange Act, any applicable state or other local securities laws, the Nasdaq Stock Market and the Singapore Exchange Securities Trading Limited, (c) the sanction of the Scheme by the Court and the filing of such other documents as are required by the Companies Act and (d) where the failure to obtain such consents, approvals or authorizations, or to make such filings or notifications would not be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect on Parent.

SECTION 3.06. Compliance.

(a) Parent is not in conflict with, or in breach, default or violation of, any order, judgment, writ, injunction, decree, law, statute, rule or regulation applicable to Parent or by which any of its properties is bound or affected, except for any such conflicts, breaches, defaults or violations that would not be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect on Parent.

(b) No claim, action, suit, proceeding or, to the knowledge of Parent, investigation by any Governmental Entity with respect to Parent or its subsidiaries is pending or, to the knowledge of Parent, threatened, other than those that the outcome of which would not have a Material Adverse Effect on Parent.

SECTION 3.07. SEC Filings; Financial Statements.

(a) Parent has filed with the SEC all reports, schedules, forms, statements and other documents (including all exhibits thereto) required to be filed with the SEC since December 31, 1998 (the "Post-1998 Parent SEC Documents"). The Post-1998 Parent SEC Documents (i) were prepared, as of their respective dates, in all material respects in accordance with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) did not at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which and at the time they were made, not misleading. Parent is, and always has been, a "foreign private issuer" as defined in the Exchange Act.

(b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Post-1998 Parent SEC Documents was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto), and each fairly presented, in all material respects, the consolidated financial position of Parent and its consolidated subsidiaries at the respective dates thereof and the consolidated results of operations and cash flows for the periods indicated, except that the unaudited interim financial statements (i) should be read in conjunction with the Parent's consolidated financial statements contained in the preceding year-end report on Form 20-F and (ii) were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount.

(c) Parent has provided to the Company a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but are required to be filed, to agreements, documents or other instruments that previously had been filed by Parent with the SEC pursuant to the Securities Act or the Exchange Act.

SECTION 3.08. Absence of Certain Changes or Events. Between December 31, 2001 and the date of this Agreement, (a) the business of Parent and its subsidiaries has been conducted in the ordinary course and there has not occurred any material change by Parent in its accounting methods, principles or practices (other than as permitted by GAAP), (b) there has not been any split, combination or reclassification of any of Parent's capital stock and (c) there has not occurred any Material Adverse Effect on Parent.

SECTION 3.09. No Undisclosed Liabilities. Neither Parent nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise), except liabilities (a) adequately provided for or disclosed in Parent's balance sheet (including any related notes thereto) as of December 31, 2001, (b) incurred in the ordinary course of business and not required under GAAP to be reflected on such balance sheet, (c) incurred since December 31, 2001 in the ordinary course of business, (d) incurred in connection with this Agreement, the Scheme or the transactions contemplated hereby or (e) that would not be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect on Parent.

SECTION 3.10. Company Proxy Statement. The information supplied by Parent for inclusion or incorporation by reference in the Company Proxy Statement will not, at the time the Company Proxy Statement is first sent to shareholders or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at such time and in light of the circumstances under which they were made, not misleading.

SECTION 3.11. Brokers. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent who might be entitled to any fee or commission from Parent or any of its affiliates in connection with the transactions contemplated by this Agreement.

SECTION 3.12. Shareholder Vote. No vote of the shareholders of Parent is required for payment of the aggregate Per Share Cash Consideration and the issuance of Parent Ordinary Shares and Substitute Options pursuant to this Agreement or to approve the Scheme, this Agreement and the transactions contemplated hereby.

SECTION 3.13. Parent Ordinary Shares. The Parent Ordinary Shares to be issued as Scheme Consideration have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, shall be validly issued by Parent and fully paid and non-assessable and issued in compliance with applicable securities laws. The Parent Ordinary Shares to be issued upon the exercise from time to time of the Substitute Options have been duly authorized, and when issued on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be validly issued by Parent, fully paid and non-assessable and issued in compliance with applicable securities laws.

SECTION 3.14. Absence of Litigation. There are no claims, actions, suits, proceedings or investigations pending or, to the knowledge of Parent, threatened against Parent, or any properties or rights of Parent, before any court, arbitrator or Governmental Entity that, if decided adversely against Parent, would have a Material Adverse Effect on Parent.

SECTION 3.15. Intellectual Property. Parent has not received any written notice or communication related to any such notice within the twelve (12) months preceding the date of this Agreement that its Intellectual Property Rights or any product or service of Parent is subject to any proceeding or outstanding decree, order, judgment, agreement or stipulation restricting in any manner the use, transfer, or licensing thereof by Parent, or which may affect the validity, use or enforceability of such Intellectual Property Rights, product or service, except for any such proceeding, decree, order, judgment, agreement or stipulation that would not be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect on Parent. Parent has not received written notice or communication related to any such notice within the twelve (12) months preceding the date of this Agreement from any third party that any product or service of Parent infringes or misappropriates the Intellectual Property Rights of any third party, except for any such infringement or misappropriation that would not be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect on Parent.

ARTICLE IV.
CONDUCT OF BUSINESS PENDING THE CLOSING

SECTION 4.01. Conduct of Business by the Company Pending the Closing. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, the Company covenants and agrees that, unless Parent shall otherwise agree in writing or as contemplated by this Agreement or disclosed in Section 4.01 of the Company Disclosure Schedule, the Company shall conduct its business and shall cause the business of its subsidiaries to be conducted only in, and the Company and its subsidiaries shall not take any action except in, the ordinary course of business and in a manner consistent with past practice; and the Company shall use its commercially reasonable best efforts to preserve substantially intact the business organization of the Company and its subsidiaries, to keep available the services of the present officers, employees, independent contractors and consultants of the Company and its subsidiaries and to preserve the present relationships of the Company and its subsidiaries with customers, suppliers and other persons with which the Company or any subsidiary has significant business relations. By way of amplification and not limitation, except as contemplated by this Agreement or disclosed in Section 4.01 of the Company Disclosure Schedule, neither the Company nor any subsidiary shall, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, directly or indirectly do, or propose to do, any of the following without the prior written consent of Parent:

(a) amend or otherwise change its memorandum of association or bye-laws or other organizational documents;

(b) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options (except for option grants in the ordinary course of business consistent with past practice, at an exercise price per share equal to or exceeding the then fair market value of a Company Common Share, only to employees of the Company or its subsidiaries hired after the date of this Agreement who have not received an option grant from the Company, subject to a maximum of 50,000 Company Common Shares in the aggregate for all such new employees), warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including any phantom interest) of the Company or any of its subsidiaries, except as contemplated by Section 5.14 and except for the issuance of (i) Company Common Shares issuable pursuant to Company Stock Options outstanding on the date hereof under the Company Stock Option Plans, (ii) Company Common Shares issuable pursuant to conversion of the Company Notes and (iii) Company Common Shares issuable pursuant to the exercise of the Company Warrants;

(c) sell, pledge, dispose of or encumber any assets or inventory of the Company or of any subsidiary (except for (i) sales of assets or inventory in the ordinary course of business and in a manner consistent with past practice and (ii) dispositions of obsolete or worthless assets) or take any action that would be reasonably expected to result in any damage to, or destruction or loss of, any material asset of the Company or any subsidiary (whether or not covered by insurance);

(d) accelerate, amend or change the period (or permit any acceleration, amendment or change) of exercisability of options or restricted stock granted under the Company Employee Plans (including the Company Stock Option Plans), to an extent not provided for in a written agreement existing as of the date hereof, or authorize cash payments in exchange for any options granted under any of such plans;

(e) (i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its common stock, except that a wholly-owned subsidiary of the Company may declare and pay a dividend to its parent that is not a cross-border dividend; (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; (iii) amend the terms of, repurchase, redeem or otherwise acquire, or permit any subsidiary to repurchase, redeem or otherwise acquire, any of its securities or any securities of a subsidiary, or propose to do any of the foregoing; (iv) release, settle, pay or discharge any material claim, suit or other material action brought or threatened against or by the Company; or (v) make any cross-border capital contributions to a subsidiary;

(f) (i) acquire (by merger, amalgamation, consolidation, acquisition of stock or assets or by any other means) any company, corporation, partnership or other business organization or division thereof, or enter into any contract, agreement, commitment or arrangement to affect any such acquisition, (ii) incur any indebtedness for borrowed money (except for indebtedness incurred by means of a drawdown on the Company's existing facility in the ordinary course of business consistent with past practice in accordance with the terms and conditions of such facility) or issue any debt securities or assume, guarantee (other than guarantees of bank debt of a subsidiary entered into in the ordinary course of business) or endorse, or otherwise become responsible for, the obligations of any person, or make any loan, or advance capital contributions or other investments in any person; (iii) authorize any capital expenditure or purchase of fixed assets individually in excess of $50,000 for the Company and its subsidiaries taken as a whole; or (iv) enter into or amend any contract, agreement, commitment or arrangement to effect any of the matters prohibited by this Section 4.01(f);

(g) (i) increase the compensation or severance payable or to become payable to its directors, officers, employees, independent contractors or consultants (except that the Company may (A) from and after April 1, 2002, increase the total annualized compensation, including salary and bonus, of its employees, independent contractors and consultants to levels as of September 30, 2001 and (B) from and after June 30, 2002, increase employee compensation in the ordinary course of business consistent with past practice pursuant to annual performance reviews); (ii) grant any severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee or consultant or independent contractor of or to the Company or of any subsidiary (except that the Company may pay severance or termination obligations disclosed on Section 4.01(g) of the Company Disclosure Schedule), or enter into or amend any employment or severance agreement with any current or prospective employee, consultant or independent contractor of or to the Company or any of its subsidiaries; or (iii) establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, pension, retirement, deferred compensation or other plan, agreement, trust, fund, policy or arrangement for the benefit of any current or former directors, officers, employees, independent contractors or consultants or any of their beneficiaries, except, in each case, as may be required by law;

(h) take any action to change accounting policies or procedures (including procedures with respect to revenue recognition, payments of accounts payable and collection of accounts receivable), except as required by GAAP;

(i) make any material Tax election or settle or compromise any material federal, state, local or foreign Tax liability or agree to an extension of a statute of limitations or prepare or file any Tax Return inconsistent with past practice;

(j) pay, discharge, settle, compromise or satisfy any material suits, claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement, compromise or satisfaction in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in the Company Balance Sheet or incurred in the ordinary course of business and consistent with past practice or incurred in connection with this Agreement and the transactions contemplated hereby (provided that the Company shall not pay more than an aggregate of $2,500,000 as Company Transaction Expenses without Parent's prior written consent);

(k) enter into, modify or renew any contract, agreement or arrangement, whether or not in writing, for the licensing of its Intellectual Property Rights that is not in the ordinary course of business and consistent with past practice;

(l) engage in any action or enter into any transaction or permit any action to be taken or transaction to be entered into that could be reasonably expected to delay the consummation of, or otherwise adversely affect, any of the transactions contemplated by this Agreement;

(m)undertake any revaluation of any of the Company's or any subsidiary's assets, including writing down the value of inventory or writing off notes or accounts receivable, other than in the ordinary course of business and consistent with past practice;

(n) take, or fail to take, any action, where such action or failure to act would result in a violation of any material obligation under any applicable law, rule, regulation or ordinance; or

(o) take, or agree in writing or otherwise or propose publicly to take, any of the actions described in Sections 4.01 (a) through (n) above, or any action that would be reasonably expected to prevent any of the conditions set forth in Article VI from being satisfied.

The Company shall notify Parent in writing at least five (5) business days prior to taking any action or actions prohibited by this Section 4.01, which notice shall specify the details of the proposed action. Notwithstanding anything herein to the contrary, if Parent does not respond to such notification within five (5) business days after receipt of such notification, then Parent shall be deemed to have consented solely with respect to such proposed action for purposes of this Section 4.01.

SECTION 4.02. Conduct of Business by Parent Pending the Closing. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, Parent shall not do any of the following, and shall not permit its subsidiaries to do any of the following, without the prior written consent of the Company:

(a) until the date three (3) months after the date hereof, acquire (by merger, amalgamation, consolidation, acquisition of stock or assets or by any other means) any company, corporation, partnership or other business organization or division thereof, that would be reasonably likely to materially delay the consummation of, or otherwise materially adversely affect, any of the transactions contemplated by this Agreement;

(b) declare, set aside, make or pay any extraordinary dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, except for dividends declared in the ordinary course of business consistent with past practices and for any such dividends or distributions declared with a record date prior to the fifth trading day prior to the date of the Company Shareholders Meeting;

(c) split, combine or reclassify any of its capital stock, or issue any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

(d) amend the terms of the Parent Ordinary Shares in a manner that would materially adversely affect the holders thereof;

(e) repurchase, redeem or otherwise acquire, or permit any subsidiary to repurchase, redeem or otherwise acquire, any material amount of its securities or any securities of a subsidiary, other than in the ordinary course of business and consistent with past practice (with respect to which the Company acknowledges that Parent has from time to time purchased, and at Parent's discretion in the future may continue to purchase, its outstanding securities in the ordinary course of business and consistent with past practice); or

(f) agree in writing or otherwise to take any of the actions described in Section 4.02(a) through (e) above, or any action that would be reasonably expected to prevent any of the conditions set forth in Article VI from being satisfied.

Parent shall notify the Company in writing at least five (5) business days prior to taking any action or actions prohibited by this Section 4.02, which notice shall specify the details of the proposed action. Notwithstanding anything herein to the contrary, if the Company does not respond to such notification within five (5) business days after receipt of such notification, then the Company shall be deemed to have consented solely with respect to such proposed action for purposes of this Section 4.02.

SECTION 4.03. No Solicitation.

(a) The Company shall not, directly or indirectly, through any officer, director, employee, affiliate, agent or other representative (including any investment banker, financial advisor, attorney or accountant) of the Company or any of its subsidiaries initiate, solicit or encourage (including by way of furnishing non-public information or assistance), or take any other action for the purpose of facilitating, or negotiate or discuss, or enter into any agreement with respect to, any inquiries or proposals regarding any merger, sale of assets, sale of shares of capital stock (including by way of a tender offer) or similar transactions involving the Company or its subsidiaries that if consummated would constitute an Alternative Transaction (as defined below) (any of the foregoing inquiries or proposals being referred to herein as an "Acquisition Proposal").

(b) Notwithstanding anything to the contrary in this Agreement, nothing shall prohibit the board of directors of the Company from:

(i) furnishing non-public information to, or entering into discussions or negotiations with, any person in connection with an unsolicited bona fide Acquisition Proposal in writing by such person received by the Company after the date of this Agreement and prior to the date of approval of the Scheme by the shareholders of the Company if, and only to the extent that (A) the board of directors of the Company determines in good faith, after consultation with its outside legal counsel (including Bermuda counsel), that such action is necessary to comply with its fiduciary duties under applicable law, (B) the board of directors of the Company determines in good faith (after consultation with the Company's financial advisor) that such Acquisition Proposal constitutes a Superior Proposal, (C) at least two (2) business days prior to furnishing such non-public information to, or entering into discussions or negotiations with, such person, the Company provides written notice to Parent to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person and (D) prior to furnishing such non-public information to, or entering into discussions or negotiations with, such person, the Company receives from such person an executed confidentiality agreement no less favorable to the Company than the Confidentiality Agreement (as defined below); or

(ii) concurrently with the termination of this Agreement pursuant to Section 7.01(g) and the payment of the Termination Fee by the Company to Parent pursuant to Section 7.01(b)(iii), and provided the Company has complied with all other provisions of this Section 4.03 in connection with such Acquisition Proposal, entering into a definitive agreement with respect to such Acquisition Proposal.

(c) As used herein, "Alternative Transaction" means any of the following (i) a transaction pursuant to which any person (or group of persons) other than Parent or its affiliates (a "Third Party") acquires or would acquire more than 15% of the outstanding shares of any class of equity securities of the Company, whether from the Company or pursuant to a tender offer or exchange offer or otherwise, (ii) a merger, consolidation, amalgamation or other business combination involving the Company pursuant to which a Third Party acquires or would acquire more than 15% of the outstanding equity securities of the Company or the entity resulting from or surviving such merger, consolidation, amalgamation or other business combination, (iii) any transaction pursuant to which a Third Party acquires or would acquire control of the assets (including for this purpose the outstanding equity securities of the Company's subsidiaries and securities of the entity resulting from or surviving any merger, consolidation, amalgamation or other business combination including any of the Company's subsidiaries) of the Company or any of its subsidiaries having a fair market value equal to more than 15% of the fair market value of all the assets of the Company and its subsidiaries, taken as a whole, immediately prior to such transaction or (iv) the adoption by the Company of a plan of liquidation, the declaration or payment by the Company of an extraordinary dividend on any of its shares of capital stock or the effectuation by the Company of a recapitalization or other type of transaction that would involve either a change in the Company's outstanding capital stock or a distribution of assets of any kind to the holders of such capital stock.

(d) As used herein, "Superior Proposal" shall mean an Acquisition Proposal proposing an Alternative Transaction (i) that, if any cash consideration is involved, is not subject to any financing contingency, (ii) that does not contain any provision with respect to completion of "due diligence" as a condition to closing such Alternative Transaction, (iii) with respect to which the Company's board of directors shall have concluded in good faith (after consultation with the Company's financial advisor and legal counsel) that the proposing party is capable of consummating on the terms proposed and (iv) that the Company's board of directors shall have concluded in good faith (and based upon consultation with the Company's financial advisor) is more favorable from a financial point of view to the shareholders of Company than the Scheme.

(e) The Company shall notify Parent in writing as promptly as practicable (but in any event within one (1) business day) of all relevant terms of any Acquisition Proposal received by the Company or any of its subsidiaries or by their officers, directors, employees, agents, investment bankers, financial advisors, attorneys, accountants or other representatives. Such notice to Parent shall indicate (i) the identity of the person making the Acquisition Proposal or intending to make an Acquisition Proposal and (ii) the material terms of any such Acquisition Proposal. If such Acquisition Proposal is in writing, the Company shall, as promptly as practicable (but in any event within one (1) business day), deliver or cause to be delivered to Parent a copy of such Acquisition Proposal. The Company shall keep Parent informed, on a current basis, and shall notify Parent as promptly as practicable (but in any event within one (1) business day) of any material changes in the status and any material changes or modifications in the material terms of any such Acquisition Proposal.

(f) The Company shall immediately cease and cause to be terminated any existing discussions or negotiations with any parties (other than Parent) conducted heretofore with respect to any Acquisition Proposal. The Company agrees not to release any third party from any confidentiality or standstill agreement to which the Company is a party.

(g) Nothing contained in this Section 4.03 shall prohibit the board of directors of the Company from complying with Rule 14d-9 or 14e-2 promulgated under the Exchange Act with regard to an Alternative Transaction or Acquisition Proposal.

(h) The Company shall ensure that the officers, directors and employees of the Company and its subsidiaries and any investment banker or other advisor or representative retained by the Company are aware of the restrictions described in this Section 4.03. It is understood that any violation of the restrictions set forth in this Section 4.03 by any officer or director of the Company or its subsidiaries, by any investment banker, attorney or other advisor or representative of the Company retained in connection with this Agreement and the transactions contemplated hereby or by any other advisor or representative of the Company at the direction or with the consent of the Company shall be deemed to be a breach of this Section 4.03 by the Company.

ARTICLE V.
ADDITIONAL AGREEMENTS

SECTION 5.01. Company Proxy Statement.

(a) In connection with the meeting of the Company's shareholders to approve the Scheme, the Charter Amendment and the other transactions contemplated hereby (the "Company Shareholders Meeting"), as soon as practicable after the date hereof, the Company shall prepare (and Parent shall assist with the Company's preparation of) a proxy statement (the "Company Proxy Statement"), conforming to the requirements of applicable law, soliciting the approval of the Company's shareholders of the Scheme, the Charter Amendment and the other transactions contemplated hereby at the Company Shareholders Meeting. Each of the Company or Parent shall furnish all information reasonably requested by the other party in connection with the preparation of the Company Proxy Statement.

(b) The Company Proxy Statement shall include (i) an explanatory statement in accordance with Section 100 of the Companies Act, (ii) a copy of the scheme of arrangement between the Company and its shareholders and (iii) the recommendation of the Company's board of directors in favor of the approval of the Scheme and in favor of approval and adoption of the Charter Amendment.

(c) The Company shall (and Parent shall assist the Company as reasonably necessary to) (i) respond to any comments of any regulatory or governmental authority, (ii) file all amendments or supplements to the Company Proxy Statement that are required by applicable law and (iii) cause the Company Proxy Statement to be mailed to all shareholders of the Company as promptly as practicable after the date hereof; provided, that any such response, filing or mailing shall not be made without Parent's approval, which approval shall not be unreasonably withheld or delayed. The Company shall notify Parent promptly upon the receipt of any comments from any regulatory or governmental authority of any request for amendments or supplements to the Company Proxy Statement or for additional information. The Company shall supply Parent with copies of all correspondence between the Company or its representatives, on the one hand, and any regulatory or governmental authority, on the other hand, with respect to the Company Proxy Statement. Without limiting the generality of the foregoing, the Company Proxy Statement and all other proxy materials shall be subject to the review and reasonable approval of Parent.

(d) If, at any time prior to the Effective Time, any event or circumstance relating to the Company, any of its affiliates, officers or directors is discovered by the Company that is required to be set forth in an amendment or supplement to the Company Proxy Statement, the Company will promptly inform Parent.

(e) The Company shall ensure that the Company Proxy Statement complies as to form in all material respects with the requirements of all applicable laws.

SECTION 5.02. Company Shareholders Meeting. The Company shall duly call, give notice of, convene and hold the Company Shareholders Meeting in accordance with the Companies Act, the Company's bye-laws and the order of the Court as promptly as practicable after the date hereof for the purpose of voting upon the approval of the Scheme and the Charter Amendment. The Company shall use its commercially reasonable best efforts to solicit from its shareholders proxies in favor of the approval of the Scheme and the Charter Amendment and shall take all other reasonable action necessary or advisable to secure the Requisite Vote of shareholders in favor of such approval. Concurrently herewith, certain shareholders of the Company have entered into a Voting Agreement with Parent. The Company shall in no way challenge the validity or enforceability of any of the Voting Agreements or any proxy entered into in connection therewith.

SECTION 5.03. Access to Information; Confidentiality.

(a) Upon reasonable notice and subject to restrictions contained in confidentiality agreements to which such party is subject, the Company shall (and shall cause its subsidiaries to) (i) afford to the officers, employees, accountants, counsel and other representatives of Parent, reasonable access during reasonable hours, during the period prior to the Effective Time, to the properties, books, contracts, commitments and records of the Company and its subsidiaries, and (ii) during such period, furnish promptly to Parent all information concerning the business, properties and personnel of the Company and its subsidiaries as Parent may reasonably request, and make available to Parent the appropriate individuals (including attorneys, accountants and other professionals) for discussion of the Company's and its subsidiaries' business, properties and personnel as Parent may reasonably request. Such information shall be kept confidential in accordance with the terms of the confidentiality agreement, dated January 14, 2002, as amended on the date hereof, which amended confidentiality agreement is attached hereto as Exhibit C (as amended, the "Confidentiality Agreement"), between Parent and the Company.

(b) Upon reasonable notice and subject to restrictions contained in confidentiality agreements to which such party is subject, and solely to conduct additional due diligence that is consistent with, and comparable to, the amount and level of due diligence conducted by the Company in connection with, and prior to the date of, this Agreement, Parent shall (and shall cause its subsidiaries to), (i) afford to the officers, employees, accountants, counsel and other representatives of the Company, reasonable access during reasonable hours, during the period prior to the Effective Time, to the properties, books, contracts, commitments and records of Parent and its subsidiaries, and (ii) during such period, furnish promptly to the Company all information concerning the business, properties and personnel of Parent and its subsidiaries as the Company may reasonably request, and make available to the Company the appropriate individuals (including attorneys, accountants and other professionals) for discussion of Parent's and its subsidiaries' business, properties and personnel as the Company may reasonably request. Such information shall be kept confidential in accordance with the terms of the Confidentiality Agreement.

(c) Each of the Company and Parent shall file all reports required to be filed by each of them with the SEC between the date of this Agreement and the Effective Time and shall deliver to the other party copies of such reports promptly after the same are filed.

SECTION 5.04. Consents; Approvals. The Company and Parent shall use their commercially reasonable best efforts to obtain and to cooperate with each other in order to obtain as promptly as practicable all consents, waivers, approvals, authorizations or orders (including all U.S. and non-U.S. governmental and regulatory rulings and approvals), and the Company and Parent shall make as promptly as practicable all filings (including those required under the HSR Act), and all other U.S. and non-U.S. filings with governmental or regulatory agencies required in connection with the authorization, execution and delivery of this Agreement by the Company and Parent and the consummation by them of the transactions contemplated hereby. The Company and Parent shall promptly furnish all information required for any application or other filing to be made pursuant to the rules and regulations of any U.S. or non-U.S. governmental body in connection with the transactions contemplated by this Agreement. Except where prohibited by applicable statutes and regulations, and subject to the Confidentiality Agreement, each party shall coordinate with each other in preparing and exchanging such information and shall promptly provide the other (or its counsel) with copies of all filings, presentations or submissions made by such party with any state or federal government entity in connection with this Agreement or the transactions contemplated hereby.

SECTION 5.05. Agreements of Affiliates.

(a) Concurrent with the execution of this Agreement, the Company shall deliver to Parent a letter (the "Affiliate Letter") identifying all persons who are or may be deemed to be "affiliates" of the Company for purposes of Rule 145 under the Securities Act at the time of the Company Shareholders Meeting, and prior to the time of the Company Shareholders Meeting will update such letter from time to time through the Closing as applicable to identify any other persons who may become such affiliates after the date of this Agreement. The Company shall use its commercially reasonable efforts to cause each person who is identified as an "affiliate" in the Affiliate Letter or any such update, and who has not previously delivered to Parent an executed Affiliate Agreement, to deliver to Parent an executed Affiliate Agreement prior to the Effective Time.

(b) Parent may give appropriate stop-transfer instructions to its transfer agent and may place on any certificates for Parent Ordinary Shares to be received by affiliates the legend set forth in Section 3(c) of the Affiliate Agreement.

SECTION 5.06. Notification of Certain Matters.

(a) The Company shall give prompt notice to Parent of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would be likely to cause any representation or warranty of the Company contained in this Agreement to be materially untrue or inaccurate and (ii) any failure of the Company to materially comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, that the delivery of any notice by the Company pursuant to this Section 5.06(a) shall (x) not limit or otherwise affect the remedies available hereunder to Parent and (y) only be required in the event the conditions set forth in Sections 6.02(a), 6.02(b) or 6.02(d) would not be satisfied.

(b) Parent shall give prompt notice to the Company of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would be likely to cause any representation or warranty of Parent contained in this Agreement to be materially untrue or inaccurate and (ii) any failure of Parent to materially comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, that the delivery of any notice by Parent pursuant to this Section 5.06(b) shall (x) not limit or otherwise affect the remedies available hereunder to the Company and (y) only be required in the event the conditions set forth in Sections 6.03(a), 6.03(b) or 6.03(d) would not be satisfied.

SECTION 5.07. Further Assurances. Upon the terms and subject to the conditions hereof, each of the parties hereto shall use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, to obtain in a timely manner all necessary waivers, consents and approvals, whether private or governmental, and to effect all necessary registrations and filings, and to otherwise satisfy or cause to be satisfied all conditions precedent to its obligations under this Agreement. Notwithstanding anything herein to the contrary, neither Parent nor any of its affiliates shall be required to (i) become subject to any requirement or condition that it divest or hold separate any assets or businesses or any similar transaction or restriction or (ii) divest or hold separate or otherwise take (or refrain from taking) or commit to take (or refrain from taking) any action that limits its freedom of action with respect to, or its ability to retain, any of the businesses, product lines or assets of Parent.

SECTION 5.08. Takeover Statutes. If any fair price, moratorium, control share acquisition or other similar anti-takeover statute shall become applicable to the Scheme and the other transactions contemplated hereby, the Company and its board of directors shall grant such approvals and take such actions as are necessary so that the Scheme and such other transactions contemplated hereby may be commenced as promptly as practicable in the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation in the Scheme and other transactions contemplated hereby.

SECTION 5.09. Public Announcements. Parent and the Company shall consult with each other before issuing any press release or making any written public statement with respect to the Scheme or this Agreement and the transactions contemplated hereby and shall not issue any such press release or make any such public statement without the prior consent of the other party, which shall not be unreasonably withheld; provided, that either party may, without the prior consent of the other party, issue such press release or make such public statement as may upon the advice of counsel be required by law or the Nasdaq National Market or the Singapore Exchange Securities Trading Limited, if it has used all reasonable efforts to consult with the other party.

SECTION 5.10. Audited Financial Statements. Promptly following the date hereof, the Company shall deliver to Parent the audited balance sheet and corresponding annual financial statements of the Company for the year ended December 31, 2001.

SECTION 5.11. Conveyance Taxes. Parent and the Company shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees, and any similar taxes which become payable in connection with the transactions contemplated hereby that are required or permitted to be filed on or before the Effective Time.

SECTION 5.12. Company Transaction Expenses. At or prior to the date two (2) business days prior to the Closing, the Company shall provide Parent with (a) then current invoices from every law firm, investment banking firm and accounting firm that has provided services to or on behalf of the Company in connection with the Scheme and the other transactions contemplated hereby, (b) then current statements for any other expenses related to the Scheme and the other transactions contemplated hereby that are includable in the Company Transaction Expenses and (c) a reasonable itemized estimate of any other Company Transaction Expenses not included in clauses (a) and (b).

SECTION 5.13. Company Warrants.

(a) Each Company Warrant outstanding as of the Effective Time (other than Company Warrants held by Parent or any of its direct or indirect subsidiaries) shall be assumed by Parent and converted into a warrant to purchase that number of Parent Ordinary Shares and the respective Per Share Cash Consideration as the holder thereof would have received in the Scheme had such Company Warrant been exercised immediately prior to the Effective Time; provided, that the assumed warrant shall have an exercise price per Parent Ordinary Share equal to the quotient of the exercise price for a Company Common Share at which such Company Warrant was exercisable immediately prior to the Effective Time, divided by the Exchange Ratio (rounded up to the nearest cent). Except as provided above, the assumed Company Warrants shall be subject to the same terms and conditions as were applicable to the Company Warrants immediately prior to the Effective Time.

(b) The Company shall use its commercially reasonable best efforts to obtain all consents, waivers and approvals necessary for the assumption of the Company Warrants as set forth in subsection (a) above.

SECTION 5.14. Company ESPP.

(a) The rights of participants in the Company ESPP with respect to any offering then underway under the Company ESPP shall be determined by treating the last business day prior to the Effective Time (the "New Exercise Date") as the last day of such offering and by making such other pro rata adjustments as may be necessary to reflect the shortened offering period but otherwise treating such shortened offering period as a fully effective and completed offering period for all purposes under the Company ESPP. Outstanding rights to purchase Company Common Shares shall be exercised on the New Exercise Date in accordance with Section 18(c) of the Company ESPP, and each Company Common Share purchased pursuant to such exercise shall, by virtue of the Scheme and without further action by any party, be exchanged in consideration for the right to receive the Scheme Consideration as provided in Section 1.07 above. As of the Effective Time, the Company shall terminate the Company ESPP.

(b) Prior to the Effective Time, the Company shall provide Parent with evidence that the Company ESPP has been terminated pursuant to resolutions of the Company's board of directors; the form and substance of such resolutions shall be subject to prior review and approval of Parent, which approval shall not be unreasonably delayed or conditioned.

(c) Parent shall permit employees of the Company who become employees of Parent or a subsidiary of Parent to participate in Parent's Employee Stock Purchase Plan (the "Parent ESPP") at the next regularly scheduled offering period under the Parent ESPP following the Effective Time.

SECTION 5.15. Alternative Structure.

(a) Notwithstanding anything herein to the contrary, if the Court does not issue an order sanctioning the Scheme by July 31, 2002 or if, for any reason (other than a material breach by Parent of a covenant herein), Parent reasonably determines that it is not possible to consummate the Scheme by such date, then the Company and Parent shall cooperate to restructure the transaction and take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary to effect the acquisition by Parent of the Company or of control of the Company, including by means of an amalgamation or otherwise, as promptly as practicable and on terms that in the aggregate are no less favorable to the Company's shareholders than the terms hereof.

(b) Notwithstanding anything herein to the contrary, (i) Parent may freely assign any of its rights and obligations hereunder, including its obligation to deliver the Scheme Consideration, to one or more of its current or future direct or indirect subsidiaries and (ii) the Company shall cooperate with Parent's reasonable requests with respect to any such assignment; provided, that if Parent assigns any of its rights and obligations hereunder, Parent shall not be deemed to be released from any, and shall remain liable for the performance of all, of its obligations hereunder. In the event Parent's assignment, if any, of its rights and obligations hereunder pursuant to this Section 5.15(b) causes a holder of Company Common Shares, Company Stock Options, Company Warrants or Company Notes to incur share transfer, stamp or similar tax costs or any other additional costs that would not have been incurred in the absence of such assignment, Parent will bear such tax and other additional costs to the extent they would not have been incurred in the absence of the assignment.

SECTION 5.16. Indemnification.

(a) The memorandum of association and bye-laws of the Company will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Company's current and former directors, officers, employees and agents (the "Indemnified Parties") as those contained in the memorandum of association and bye-laws of the Company as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of six (6) years after the Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Parties, unless such modification is required by law. From and after the Effective Time, Parent shall either cause the Company to, or Parent shall, subject to applicable law, fulfill and honor in all respects the obligations of the Company pursuant to any (i) indemnification agreements between the Company and the Indemnified Parties that have been previously provided by the Company to Parent and are listed on the Company Disclosure Schedule and (ii) indemnification provisions under the Company Charter Documents in favor of the Indemnified Parties as such are in effect on the date hereof.

(b) For a period of six years after the Effective Time, Parent shall cause to be maintained in effect the policies of directors' and officers' liability insurance maintained by the Company for the benefit of those persons who are covered by such policies at the Effective Time (or Parent may substitute therefor policies of at least the same coverage with respect to matters occurring prior to the Effective Time); provided, that in no event shall Parent be required to expend in excess of an aggregate of 300 percent of the current annual premium paid by the Company for such coverage; and provided further that, if the premium for such coverage exceeds such amount, Parent shall purchase a policy with the greatest coverage available for such 300 percent of the current annual premium.

(c) Notwithstanding Section 8.09 below, this Section 5.16 is intended to be for the benefit of, and shall be enforceable by, the Indemnified Parties and their heirs and personal representatives, and shall be binding on Parent and all successors and assigns of Parent and the Company.

SECTION 5.17. Employee Benefits.

(a) Following the Effective Time and until December 31, 2002, Parent shall, with respect to the various employee benefit plans of the Company (including medical, dental and vision), at its option either: (i) continue (or cause the Company to continue) to maintain any such plan on the same terms as in effect immediately prior to the Effective Time and thereafter permit the participants in such plans to participate in the employee benefit plans of Parent (including medical, dental and vision) or (ii) if the employee benefit plans of Parent (including medical, dental and vision) provide for substantially comparable or superior benefits and coverages to the Company's plans, arrange for each participant (including any dependents) in the employee benefit plans of the Company ("Company Participants") to participate in such plans of Parent (or its applicable subsidiary), except that in the case of the Blue Cross plan with respect to medical benefits for the Company's employees at its location in Huntsville, Alabama, Parent shall continue such Blue Cross plan until December 31, 2003 (provided, that Parent shall not be obligated to pay more money for each employee covered under such Blue Cross plan than it pays for health benefits for its U.S.-based employees after December 31, 2002).

(b) Each Company Participant who continues to be employed by Parent (or any of its subsidiaries) immediately following the Effective Time shall, to the extent permitted by law and applicable tax qualification requirements, and subject to any generally applicable break in service or similar rule, receive credit for all purposes under any employee benefit plan of Parent for years of service with the Company (and its subsidiaries and predecessors) prior to the Effective Time, except to the extent where such credit would result in duplication of benefits. Parent shall cause any and all pre-existing condition (or actively-at-work or similar) limitations, eligibility waiting periods and evidence of insurability requirements under any group health plans to be waived with respect to such Company Participants and their eligible dependents and shall provide them with credit for any co-payments, deductibles, and offsets (or similar payments) prior to the Effective Time for purposes of satisfying any applicable deductible, out-of-pocket, or similar requirements under any employee benefits plans of Parent in which they are eligible to participate after the Effective Time.

(c) Parent shall cause the Company to, or if applicable Parent shall, honor the employment agreements between the Company or any subsidiary of the Company and any current or former employee of the Company or any subsidiary of the Company in effect on the date hereof that have been previously provided by the Company to Parent and are listed on the Company Disclosure Schedule.

SECTION 5.18. Listing of Parent Ordinary Shares; Form S-8.

(a) Parent shall use its commercially reasonable best efforts to cause the Parent Ordinary Shares issuable in connection with the Scheme to be approved for listing on the Nasdaq National Market and the Singapore Exchange Securities Trading Limited, subject to official notice of issuance.

(b) Within five (5) business days after the Effective Time, Parent shall have on file with the SEC an effective registration statement on Form S-8 with respect to the Parent Ordinary Shares issuable upon exercise of the Substitute Options (as defined in Section 5.21(a) below) and shall use its commercially reasonable best efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus contained therein) for so long as such Substitute Options remain outstanding.

SECTION 5.19. Agreement to Vote Shares; No Transfer.

(a) At all times prior to the earlier of the Effective Time or the termination of this Agreement pursuant to Section 7.01 hereof:

(i) at every meeting of the shareholders of the Company called with respect to any of the following, and at every adjournment thereof, and on every action or approval by written resolution or consent of the shareholders of the Company with respect to any of the following, Parent agrees to cause to be voted all Company Common Shares then beneficially owned by it, its subsidiaries or any of its affiliates (the "Parent Shares"), in favor of approval of the Scheme and this Agreement and any matter that could reasonably be expected to facilitate the Scheme;

(ii) except as provided hereby, Parent shall not grant any proxies or powers of attorney with respect to any of the Parent Shares, deposit any of the Parent Shares into a voting trust, or enter into a voting agreement with respect to any of the Parent Shares, that would prevent the Parent Shares from being voted as described in subsection (i) above; and

(iii) except as set forth in Section 5.19(b) below, Parent shall not transfer (except as may be specifically required by court order or by operation of law), sell, exchange, pledge or otherwise dispose of or encumber the Parent

Shares, or make any offer or agreement relating thereto, in any case in such a manner as would prevent the Parent Shares from being voted as described in subsection (i) above.

(b) Notwithstanding anything herein to the contrary, (i) Parent may transfer any Company Common Shares, Company Warrants or Company Notes now owned or hereafter acquired by it to any of its current or future direct or indirect subsidiaries, provided that any such transfer would not prevent the Parent Shares from being voted as described in Section 5.19(a)(i) above and (ii) the Company shall cooperate with Parent's reasonable requests with respect to any such transfer. In the event Parent's transfer, if any, of Company Common Shares, Company Warrants or Company Notes pursuant to this Section 5.19(b) causes a holder of Company Common Shares, Company Stock Options, Company Warrants or Company Notes to incur share transfer, stamp or similar tax costs or any other additional costs that would not have been incurred in the absence of such transfer by Parent, Parent will bear such tax and other additional costs to the extent they would not have been incurred in the absence of the transfer by Parent.

SECTION 5.20. Bridge Note Financing.

(a) If (i) the Effective Time has not occurred by May 15, 2002 and (ii) the Company's board of directors determines in good faith that the Company requires an infusion of capital, then Parent or one of its current of future affiliates, including any of its direct or indirect subsidiaries, will make a loan or loans to the Company of up to an aggregate of $7,000,000 pursuant to a convertible promissory note or notes, the terms of which shall be substantially similar to the terms set forth in the $10 million convertible note financing between the parties consummated in January 2002 (the "January Note") and shall otherwise be as described in Exhibit D. Notwithstanding the foregoing, the $7,000,000 loan commitment amount contemplated by this Section 5.20 shall be reduced to the extent of a payment in the amount of approximately $1.931 million anticipated to be made by Parent or one of its current of future direct or indirect subsidiaries in respect of an obligation of the Company, which payment shall be evidenced by a convertible promissory note having the same terms and conditions as set forth in the preceding sentence. The Company and Parent acknowledge and agree that, notwithstanding anything to the contrary in the January Note, such January Note is hereby amended to provide for immediate conversion at Parent's option at any time.

(b) At least ten (10) business days prior to any requested drawdown of the funds contemplated by subsection (a) above, the Company shall deliver to Parent (i) its most recent financial statements (which may be unaudited, but shall be prepared through the end of the calendar month immediately preceding the date of such request) and projected sources and uses of funds and (ii) the proposed use of the loan proceeds. The proceeds of any such loan by Parent shall be used only (i) for working capital and general corporate purposes and (ii) in compliance with Section 4.01 of this Agreement.

SECTION 5.21. Company Stock Options.

(a) At the Effective Time, each Company Stock Option granted under the Company Stock Option Plans (except for the Company Employee Share Option Scheme) outstanding as of the Effective Time (other than Company Stock Options held by Parent or any of its direct or indirect subsidiaries), whether or not exercisable and whether or not vested, shall be substituted with an option to purchase Parent Ordinary Shares issued under the Parent 1999 Share Option Scheme (each, a "Substitute Option"). Subject to Section 5.21 of the Parent Disclosure Schedule, each Substitute Option shall be subject to the same material terms and conditions as the Company Stock Option was subject to immediately prior to the Effective Time (including, by way of example, vesting and post-termination exercisability terms), except that such Substitute Option shall (i) be exercisable for that number of Parent Ordinary Shares equal to the product of (A) the sum of (x) the quotient of (1) the Per Share Cash Consideration, divided by (2) the Parent Closing Share Price (such quotient, the "Cash Exchange Ratio"), plus (y) the Exchange Ratio, multiplied by (B) that number of Company Common Shares subject to such Company Stock Option immediately prior to the Effective Time (rounded down to the nearest whole number) and (ii) have an exercise price for each Parent Ordinary Share issuable upon exercise of such Substitute Option equal to the quotient of (A) the exercise price for a Company Common Share at which such Substitute Option was exercisable immediately prior to the Effective Time, divided by (B) the sum of the Cash Exchange Ratio plus the Exchange Ratio (rounded up to the nearest whole cent). As soon as administratively practical, but no later than thirty (30) days, after the Effective Time, Parent shall distribute agreements evidencing the Substitute Options to each holder of such Substitute Option.

(b) Each outstanding Company Common Share purchased upon exercise of a Company Stock Option granted under the Company Employee Share Option Scheme prior to the Effective Time shall be exchanged at the Effective Time for the right to receive the Scheme Consideration as provided in Section 1.07 above. Any outstanding Company Stock Options that remain unexercised under the Company Employee Share Option Scheme as of the Effective Time shall terminate at the Effective Time, as provided in Section 7 of the Company Employee Share Option Scheme.

(c) The Company shall use its commercially reasonable best efforts to ensure that the number of Company Common Shares subject to outstanding Company Stock Options immediately prior to the Effective Time shall not exceed 6,000,000 or such lower number as Parent may reasonably request.

SECTION 5.22. 401(k) Plan. Parent shall cause the Company to maintain the Company's existing 401(k) Plan at least through December 31, 2002.

ARTICLE VI.
CONDITIONS TO THE SCHEME

SECTION 6.01. Conditions to Obligations of Each Party to Effect the Scheme. The respective obligations of each party to effect the Scheme shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Court Order. An order of the Court sanctioning the Scheme shall have been obtained.

(b) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Scheme shall be in effect; and there shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Scheme, which makes the consummation of the Scheme illegal.

(c) Shareholder Approval. This Agreement and the Scheme shall have been approved and adopted by the Requisite Vote of the shareholders of the Company.

(d) Antitrust. All waiting periods (and any extension thereof) applicable to the consummation of the Scheme under the HSR Act shall have expired or been terminated, and all clearances and approvals required to be obtained in respect of the Scheme prior to the Effective Time under any Non-U.S. Monopoly Laws shall have been obtained, except where the failure to have obtained any such clearances or approvals with respect to any Non-U.S. Monopoly Laws would not be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect on the Company or Parent.

(e) Valid Issuance. The issuance by Parent of Parent Ordinary Shares pursuant to the terms of this Agreement shall be exempt from the registration requirements of Section 5 of the Securities Act or shall have been registered on a registration statement on Form F-4 and Parent shall be reasonably satisfied that all necessary approvals under applicable United States and foreign federal, state or other local securities laws and other authorizations relating to the issuance by Parent of Parent Ordinary Shares shall have been obtained; and Parent shall have received an opinion of Bermuda counsel, in form and substance reasonably satisfactory to Parent, as may be necessary in the case with any such exemption.

SECTION 6.02. Additional Conditions to Obligations of Parent. The obligations of Parent to effect the Scheme are also subject to the following conditions:

(a) The representations and warranties of the Company set forth in Article II of this Agreement that are qualified as to Material Adverse Effect shall (i) have been true and correct at the date of execution of this Agreement and (ii) be true and correct on and as of the Effective Time, with the same force and effect as if then made, except, in the case of clause (ii), (A) for changes contemplated by this Agreement, (B) with respect to those representations and warranties that address matters only as of a particular date, which shall remain true and correct as of such particular date, and (C) with respect to those representations and warranties that do not address matters only as of a particular date, where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to "materiality" set forth therein) would not, individually or in the aggregate when taken together with any failure of any representation or warranty referred to in Section 6.02(b)(ii)(C) below and any change, effect or circumstance under Section 6.02(h) below, result in a Fundamental Change with respect to the Company.

(b) The other representations and warranties of the Company set forth in Article II of this Agreement that are not qualified as to Material Adverse Effect shall (i) have been true and correct in all respects at the date of execution of this Agreement, except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to "materiality" or "material adverse effect" set forth therein) would not individually or in the aggregate have a Material Adverse Effect on the Company, and (ii) be true and correct on and as of the Effective Time, with the same force and effect as if then made, except, in the case of clause (ii), (A) for changes contemplated by this Agreement, (B) with respect to those representations and warranties that address matters only as of a particular date, which shall remain true and correct as of such particular date, and (C) where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to "materiality" or "material adverse effect" set forth therein) would not, individually or in the aggregate when taken together with any failure of any representation or warranty referred to in Section 6.02(a)(ii)(C) above and any change, effect or circumstance under Section 6.02(h) below, result in a Fundamental Change with respect to the Company.

(c) Parent shall have received a certificate to the effect described in Sections 6.02 (a) and (b) above signed by the chief executive officer and chief operating officer of the Company.

(d) <u>Agreements and Covenants</u>. The Company shall have performed or complied in all material respects with the agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, except that with respect to Section 4.01(l), the Company shall have performed and complied with its agreements and covenants contained in Section 4.01(l), except for such non-performance or non-compliance that would not be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect on the Company; and Parent shall have received a certificate to such effect signed by the chief executive officer and chief operating officer of the Company.

(e) <u>Consents Obtained</u>. All consents, waivers, approvals, authorizations or orders required to be obtained from any Governmental Entity, and all filings required to be made with any Governmental Entity, by the Company for the authorization, execution and delivery of this Agreement and the consummation by it of the transactions contemplated hereby shall have been obtained and made by the Company, except where the failure to receive such consents, waivers, approvals, authorizations or orders would not have a Material Adverse Effect on the Company or Parent. In addition, all other consents, waivers and approvals required to be obtained in connection with this

Agreement, the Scheme and the other transactions contemplated hereby pursuant to the Contracts set forth on Schedule 6.02(e) shall have been obtained by the Company, except where the failure to receive such consents, waivers and approvals would not have a Material Adverse Effect on the Company or Parent.

(f) Audited Financial Statements. The audited balance sheet and corresponding annual financial statements of the Company for the year ended December 31, 2001 shall have been received by Parent.

(g) Charter Amendment. The Charter Amendment shall have been adopted and approved by the requisite vote of the Company's shareholders.

(h) Fundamental Change. From the date of this Agreement through and including the date of Closing, there shall not have occurred a Fundamental Change with respect to the Company taking into account any change, effect or circumstance together with any failure of any representation or warranty referred to in Section 6.02(a)(ii)(C) or 6.02(b)(ii)(C).

SECTION 6.03. Additional Conditions to Obligation of the Company. The obligation of the Company to effect the Scheme is also subject to the following conditions:

(a) The representations and warranties of Parent set forth in Article III of this Agreement that are qualified as to Material Adverse Effect shall (i) have been true and correct at the date of execution of this Agreement and (ii) be true and correct on and as of the Effective Time, with the same force and effect as if then made, except, in the case of clause (ii), (A) for changes contemplated by this Agreement, (B) with respect to those representations and warranties that address matters only as of a particular date, which shall remain true and correct as of such particular date, and (C) with respect to those representations and warranties that do not address matters only as of a particular date, where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to "materiality" set forth therein) would not, individually or in the aggregate when taken together with any failure of any representation or warranty referred to in Section 6.03(b)(ii)(C) below and any change, effect or circumstance under Section 6.02(f) below, result in a Fundamental Change with respect to Parent.

(b) The other representations and warranties of Parent set forth in Article III of this Agreement that are not qualified as to Material Adverse Effect shall (i) have been true and correct in all respects at the date of execution of this Agreement, except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to "materiality" or "material adverse effect" set forth therein) would not individually or in the aggregate have a Material Adverse Effect on Parent, and (ii) be true and correct on and as of the Effective Time, with the same force and effect as if then made, except, in the case of clause (ii), (A) for changes contemplated by this Agreement, (B) with respect to those representations and warranties that address matters only as of a particular date, which shall remain true and correct as of such particular date, and (C) where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to "materiality" or "material adverse effect" set forth therein) would not, individually or in the aggregate when taken together with any failure of any representation or warranty referred to in Section 6.03(a)(ii)(C) above and any change, effect or circumstance under Section 6.02(f) below, result in a Fundamental Change with respect to Parent.

(c) The Company shall have received a certificate to the effect described in Sections 6.03 (a) and (b) above signed by the chief executive officer and chief financial officer of Parent.

(d) Agreements and Covenants. Parent shall have performed or complied in all material respects with the agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and the Company shall have received a certificate to such effect signed by the chief executive officer and chief financial officer of Parent.

(e) Listing of Parent Ordinary Shares. The Parent Ordinary Shares issuable in connection with the Scheme (including Parent Ordinary Shares issuable upon exercise of the Company Warrants and Substitute Options) shall have been approved for listing on the Nasdaq National Market and the Singapore Exchange Securities Trading Limited, subject to official notice of issuance.

(f) Fundamental Change. From the date of this Agreement through and including the date of Closing, there shall not have occurred a Fundamental Change with respect to Parent taking into account any change, effect or circumstance together with any failure of any representation or warranty referred to in Section 6.03(a)(ii)(C) or 6.03(b)(ii)(C).

ARTICLE VII.
TERMINATION

SECTION 7.01. Termination. This Agreement may be terminated at any time prior to the Effective Time, notwithstanding approval thereof by the shareholders of the Company:

(a) by mutual written consent duly authorized by the boards of directors of Parent and the Company;

(b) by either Parent or the Company if the Scheme shall not have been consummated by September 30, 2002; provided, that the right to terminate this Agreement under this Section 7.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the principal cause of the failure of the Scheme to occur on or before such date;

(c) by either Parent or the Company if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued a non-appealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Scheme;

(d) by either Parent or the Company if, at the Company Shareholders Meeting (including any adjournment or postponement thereof), the Requisite Vote of the shareholders of the Company shall not have been obtained; provided, that the right to terminate this Agreement under this Section 7.01(d) shall not be available to any party where the failure to obtain the Requisite Vote shall have been principally caused by such party's breach of this Agreement;

(e) by Parent, if (i) the board of directors of the Company shall withdraw, modify or change its approval or recommendation of this Agreement or the Scheme in a manner adverse to Parent or shall have resolved to do any of the foregoing; (ii) the Company fails to materially comply with Section 4.03; (iii) the board of directors of the Company shall approve or recommend to the shareholders of the Company an Alternative Transaction or an Acquisition Proposal; (iv) a tender offer or exchange offer for 15% or more of the outstanding Company Common Shares is commenced (other than by Parent or an affiliate of Parent), and the board of directors of the Company recommends that the shareholders of the Company tender their shares in such tender or exchange offer or fails, within ten (10) business days of a request by Parent, to publicly recommend against such tender; or (v) the board of directors of the Company shall take any position or make any disclosures to the Company's shareholders pursuant to Section 4.03(g) that has the effect of any of the foregoing;

(f) (i) by Parent, upon a material breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement such that the conditions set forth in Sections 6.02(a), 6.02(b) or 6.02(d) would not be satisfied or (ii) by the Company, upon a material breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement such that the conditions set forth in Sections 6.03(a), 6.03(b) or 6.03(d) would not be satisfied; provided, that if such breach is curable and shall have been cured within 15 days after notice of such breach by the other party, then such other party may not terminate this Agreement pursuant to this Section 7.01(f) (it being understood that no cure period shall be required for a breach which by its nature cannot be cured); or

(g) by the Company, concurrently with the execution by the Company of a definitive agreement with respect to a Superior Proposal, provided that (i) the Company has complied with Section 4.03 in connection with such Superior Proposal, (ii) subject to the terms of this Agreement, the Company's board of directors has authorized the Company to enter into a definitive agreement for a transaction that constitutes a Superior Proposal, (iii) the Company has provided Parent with four (4) business days prior written notice that the Company intends to terminate this Agreement pursuant to this Section 7.01(g) in order to enter into a definitive agreement with respect to such Superior Proposal, which notice shall include the most current version of such definitive agreement and the identity of the person making such Superior Proposal, and (iv) concurrently with the termination of this Agreement, the Company pays to Parent the Termination Fee set forth in Section 7.03(b)(iii) hereof.

SECTION 7.02. Effect of Termination. In the event of the termination of this Agreement pursuant to Section 7.01, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto or any of its affiliates, directors, officers or shareholders, except (a) as set forth in Sections 7.03 and 8.01 hereof and (b) nothing herein shall relieve any party from liability for any willful breach or misrepresentation hereof.

SECTION 7.03. Fees, Costs and Expenses.

(a) Except as set forth in this Section 7.03, all fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees, costs or expenses, whether or not the Scheme is consummated; provided, that Parent and the Company shall share equally all fees, costs and expenses, other than attorneys' fees, incurred in connection with any filings under the HSR Act and Non-U.S. Monopoly Laws and obtaining an order from the Court sanctioning the Scheme.

(b) The Company shall pay Parent a fee of $10,100,000 in cash (the "Fee"), which Fee is comprised of a break-up fee and all reasonable out-of-pocket costs, fees and expenses incurred by Parent relating to the transactions contemplated by this Agreement (including reasonable fees, costs and expenses of Parent's counsel, accountants and financial advisors), upon the earliest to occur of the following events:

(i) the termination of this Agreement by either Parent or the Company pursuant to Section 7.01(d) or, in the event of a breach by the Company for the purpose of avoiding holding the Company Shareholders Meeting or otherwise avoiding consummation of the Scheme and the other transactions contemplated by this Agreement or inducing Parent to terminate this Agreement, by Parent pursuant to Section 7.01(f); provided, that (A) there shall be outstanding at any time prior to the termination (1) an Acquisition Proposal that has been made directly to the shareholders of the Company or otherwise made public by the third party making such Acquisition Proposal or, in the event of a termination by Parent pursuant to Section 7.01(f), an Acquisition Proposal that has otherwise been made to the Company, and in each case not withdrawn or (2) an announcement (which announcement must be public in the case of a termination pursuant to Section 7.01(d)) by any third party of an intention to make an Acquisition Proposal and (B) an Alternative Transaction or Acquisition Proposal shall be signed or consummated by the Company within nine (9) months following the date of termination of this Agreement; provided further that, in either case, such transaction shall at any time thereafter be consummated;

(ii) the termination of this Agreement by Parent pursuant to Section 7.01(e); or

(iii) the termination of this Agreement by the Company pursuant to Section 7.01(g).

(c) Each of the Company and Parent acknowledges that (i) the rights, obligations and covenants contained in this Section 7.03(b) are an integral part of this Agreement and the transactions contemplated hereby, including the Scheme, and (ii) without these rights, obligations and covenants, the Company and Parent would not enter into this Agreement or consummate the Scheme and the other transactions contemplated hereby.

(d) Notwithstanding anything herein to the contrary, for purposes of this Section 7.03 and Exhibit D hereto, "Alternative Transaction" shall have the same meaning as defined in Section 4.03(c) except that all references to "15%" in such definition shall be replaced with "45%."

(e) The Fee payable pursuant to Section 7.03(b) shall be paid within one (1) business day after a demand for payment following the earliest to occur of any of the events described therein; provided, that in no event shall the Company be required to pay such Fee if, immediately prior to the termination of this Agreement, Parent was in material breach of its obligations under this Agreement.

ARTICLE VIII.
GENERAL PROVISIONS

SECTION 8.01. Effectiveness of Representations, Warranties and Agreements. Except as otherwise provided in this Section 8.01, the representations, warranties and agreements of each party hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any other party hereto, any person controlling any such party or any of their officers or directors, whether prior to or after the execution of this Agreement. The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 7.01, except that the agreements that contemplate performance after the Effective Time shall survive termination of this Agreement according to their terms and those set forth in Sections 7.02 and 7.03 and this Article VIII shall survive termination of this Agreement according to their terms. The Confidentiality Agreement shall survive termination of this Agreement as provided therein.

SECTION 8.02. Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made if and when delivered personally or by overnight courier to the parties at the following addresses or sent by electronic transmission, with confirmation received, to the facsimile numbers specified below (or at such other address or facsimile number for a party as shall be specified in writing by like notice):

(a) If to Parent:

Creative Technology Ltd.

31 International Business Park

Creative Resource

Singapore 609921

Attention: Chief Financial Officer

Facsimile: (65) 895-4091

With copies to:

Creative Labs, Inc.

1901 McCarthy Boulevard

Milpitas, CA 95035

Attention: General Counsel

Facsimile: (408) 428-6699

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105

Attention: Gavin B. Grover

Facsimile: (415) 268-7522

Arfat Selvam & Gunasingham Advocates & Solicitors

30 Raffles Place

#12-00 Caltex House

Singapore 048622

Attention: Arfat Selvam

Facsimile: (65) 538-4757

(b) If to the Company:

3Dlabs Inc., Ltd.

Reid Hall

Hamilton HM 11

Bermuda

Attention: Osman Kent, Chief Executive Officer

Facsimile: (441) 292-4720

With copies to:

3Dlabs Inc., Ltd.

480 Portrero Avenue

Sunnyvale, CA 94086

Attention: Hildy Shandell, Chief Financial Officer

Facsimile: (408) 530-4701

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

Attention: Steven E. Bochner/Steve L. Camahort

Facsimile: (650) 493-6811

Conyers Dill & Pearman

Clarendon House

2 Church Street

PO Box HM 666

Hamilton HM CX

Bermuda

Attention: Roger Burgess

Facsimile: (441) 292-4720

SECTION 8.03. Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided, that, after approval of the Scheme and this Agreement by the shareholders of the Company, no amendment may be made which by law requires further approval by such shareholders without such further approval. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

SECTION 8.04. Waiver. At any time prior to the Effective Time, any party hereto may with respect to any other party hereto (a) extend the time for the performance of any of the obligations or other acts, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

SECTION 8.05. Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 8.06. Severability.

(a) If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the court shall modify such invalid, illegal or unenforceable provision so as to most accurately reflect the original intent of the parties as closely as possible in a lawful manner.

(b) The Company and Parent agree that the Fee provided in Section 7.03(b) is fair and reasonable in light of the anticipated harm that would ensue from any event triggering payment of the Fee, the difficulties in proving the loss and ascertaining the amount of loss to the aggrieved party , the limitation on liability herein and the inconvenience or non-feasibility of otherwise obtaining an adequate remedy. The

Company and Parent further acknowledge and agree that the Fee is not a penalty. If a court of competent jurisdiction shall nonetheless, by a final, non-appealable judgment, determine that the amount of the Fee exceeds the maximum amount permitted by law, then the amount of the Fee shall be reduced to the maximum amount permitted by law in the circumstances, as determined by such court of competent jurisdiction.

SECTION 8.07. Entire Agreement. This Agreement (including the documents and instruments referred to herein) constitute the entire agreement and supersede all prior agreements and undertakings (other than the Voting Agreements and the Confidentiality Agreement), both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other person any rights or remedies hereunder.

SECTION 8.08. Assignment. This Agreement shall not be assigned by operation of law or otherwise, except that Parent may assign all or any of its rights hereunder to any of its direct or indirect subsidiaries; provided, that no such assignment shall relieve the assigning party of its obligations hereunder.

SECTION 8.09. Parties in Interest. Except as set forth in Section 5.16 above, this Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

SECTION 8.10. Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

SECTION 8.11. Governing Law; Jurisdiction.

(a) This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York applicable to contracts executed and fully performed within the State of New York, without regard to the conflicts of laws provisions thereof; provided, that all provisions of Article I other than Sections 1.07(c) and 1.07(d) (the "Bermuda Provisions") shall be governed by Bermuda law.

(b) Each of the parties hereto submits to the exclusive jurisdiction of the courts of the State of New York and the federal courts of the United States located in the City of New York, Borough of Manhattan, with respect to any claim or cause of action arising out of this Agreement or the transactions contemplated hereby; provided, that each of the parties hereto also submits to the jurisdiction of the courts of Bermuda with respect to any dispute arising out of or relating to the Bermuda Provisions.

SECTION 8.12. Certain Definitions.

(a) As used in this Agreement, the following defined terms shall have the meanings indicated below:

"affiliates" means, with respect to any person, a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned person. With respect to the Company, the term "affiliates" excludes Intergraph Corporation (except in Section 5.05 of this Agreement).

"business day" means any day other than a day on which banks in San Francisco are required or authorized to be closed.

"Company Note" means each outstanding note convertible into Company Common Shares.

"Company Transaction Expenses" means all fees and expenses, including all legal, investment banking and accounting fees and expenses, that are incurred or paid by the Company, or that the Company may be legally obligated to pay or reimburse, before or after the Effective Time, in connection with or related to this Agreement, the Scheme and the transactions contemplated hereby, including the Company Shareholders Meeting and the Company Proxy Statement; provided, that Company Transaction Expenses shall not include any out-of-pocket costs or expenses associated with the travel undertaken by the Company's personnel in connection with or related to this Agreement, the Scheme and the transactions contemplated hereby.

"Contract" means any legally binding contract, agreement, commitment or other understanding or arrangement (excluding purchase orders for individual amounts of less than $50,000 issued in the ordinary course of business) to which the Company or any of its subsidiaries is a party or by which any of them or any of their respective properties or assets are bound or affected.

"control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Fundamental Change" when used in connection with the Company or any of its subsidiaries, or Parent or any of its subsidiaries, as the case may be, means any change, effect or circumstance that permanently and severely adversely affects the business, financial condition or results of operations of the Company and its subsidiaries taken as a whole, or Parent and its subsidiaries taken as a whole, as the case may be, but excluding the effects of changes, effects or circumstances to the extent related to: (a) the execution, public announcement or pendency of this Agreement and the consummation of the transactions contemplated hereby, (b) (i) with respect to the Company, matters set forth in the Company Disclosure Schedule solely to the extent described therein (but not including any material worsening of such matters from such extent described therein) and (ii) with respect to Parent, matters set forth in the Parent Disclosure Schedule solely to the extent described therein (but not including any material worsening of such matters from such extent described therein), (c) general market or industry conditions and (d) the U.S. and global economy as a whole.

"knowledge" means, with respect to any fact or matter in question, that any executive officer or director of the Company or Parent, as the case may be, has or at any time had actual knowledge of such fact or matter; provided, that, with respect to any executive officer, such executive officer shall have made due inquiry of his or her direct employee reports responsible for such fact or matter in question; provided further that, if any executive officer does not make such due inquiry, then such executive officer shall be deemed to have actual knowledge of those facts or matters that such executive officer would have had, had he or she made due inquiry of his or her direct employee reports responsible for such facts or matters in question.

"Material Adverse Effect" when used in connection with the Company or any of its subsidiaries or Parent or any of its subsidiaries, as the case may be, means any change, effect or circumstance that (a) is or is reasonably likely to be materially adverse to the business, assets (including intangible assets), financial condition or results of operations of the Company and its subsidiaries or Parent and its subsidiaries, as the case may be, in each case taken as a whole, but excluding the effects of changes, effects or circumstances to the extent related to (i) the execution, public announcement or pendency of this Agreement and the consummation of the transactions contemplated hereby, (ii) general market or industry conditions and (iii) the U.S. and global economy as a whole or (b) materially adversely affects the ability of the Company or Parent, as the case may be, to timely perform the obligations or consummate the transactions contemplated by this Agreement.

"Per Share Cash Consideration" means $1.20.

"Per Share Stock Consideration" means $2.40.

"person" means an individual, corporation, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act).

"SEC" means the Securities and Exchange Commission.

"Securities Act" means the Securities Act of 1933, as amended.

"subsidiary" or "subsidiaries" of the Company, Parent or any other person means any corporation, partnership, joint venture or other legal entity of which the Company, Parent or such other person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

(b) When reference is made in this Agreement to the Company or Parent, such reference shall include their respective subsidiaries, as and to the extent the context so requires, whether or not explicitly stated in this Agreement.

(c) In this Agreement, (i) words denoting the singular include the plural and vice versa, (ii) "it" or "its" or words denoting any gender include all genders, (iii) the word "including" shall mean "including without limitation" and (iv) any reference herein to a Section, Article, Exhibit or Schedule refers to a Section or Article of, or an Exhibit or Schedule to, this Agreement, unless otherwise stated.

(d) Any representation or warranty as to the enforceability of any agreement or commitment is subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting the rights and remedies of creditors generally and to general principles of equity (regardless of whether considered in a proceeding in equity or at law).

(e) References in Sections 6.02(a) and (b) and Sections 6.03(a) and (b) to representations and warranties being qualified as to Material Adverse Effect or addressing matters as of a certain date shall only refer to specific representations and warranties that are so qualified or so address matters and shall not be deemed to refer to the entire Section or subsection of Article II or Article III, as the case may be, of which any such specific representation or warranty is a part.

SECTION 8.13. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 8.14. Waiver of Jury Trial. EACH OF PARENT AND THE COMPANY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Parent and the Company have caused this Scheme Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

CREATIVE TECHNOLOGY LTD.

By: /s/ Ng Keh Long
Name: ______________________
Title: ______________________

3DLABS INC., LTD.

By: /s/ Osman Kent
Name: ______________________
Title: ______________________